2025 Annual Report

ABBOTT



Front Cover:

STRAN SMITH
Childress, Texas, USA

Amplatzer
PFO occluder

When Stran, a rancher and rodeo world champion, had a stroke at 32 caused by a patent foramen ovale (PFO) — an opening between the right and left sides of the upper chambers of the heart — he received an *Amplatzer* PFO occluder. Today, he's back in the saddle and working his ranch with his family.



Robert Ford
Chairman of the Board
and Chief Executive Officer

Dear fellow shareholder,

In a year of rapid, constant, and volatile change, Abbott again demonstrated what has set it apart and kept it thriving for 138 years: vision, know-how, adaptability, and the determination that comes from a compelling sense of purpose.

Navigating the environment

2025 was a year that favored the long view — looking to both the past and the future. Our deep experience has prepared us to deal with challenges and put them in perspective. And our established long-term orientation helps us look past the turbulence of the day to the decades ahead and keep building accordingly.

The fundamental key to our success, as always, is our diversified business strategy. We're a broad-based medical technology company, not dependent on any single business. Abbott investors understand well how our breadth gives us more ways to win, balancing challenges in one market with over-performance in another. Last year once again demonstrated the value of this strength.

But the advantages of our diversity go much further. Because Abbott has the broadest range of businesses of any healthcare company, we have expertise in more therapeutic areas and in more health technologies, so we see the biggest and fullest picture of global health and of medical science. That gives us a unique position and ability to bring trends and opportunities together to help more people around the world.

Financial performance

Abbott's global sales in the year were $44.3 billion, which reflects an increase of 6.7% on an organic basis for the base business.* Adjusted earnings per share were $5.15.**

In the year, Abbott extended its record of more than a century of uninterrupted returns to investors when it paid its 408th consecutive quarterly dividend. And our dividends have risen in each of the last 54 years, again earning Abbott membership in the exclusive ranks of Dividend Kings. Sustaining this legacy, in December we announced a dividend increase of 6.8 percent for 2026.

We continue our concerted margin-improvement efforts and our steady progress on this front. In 2025, we delivered top-tier operating margin expansion with an increase of 100 basis points, despite the impact of tariffs.

Expanding access and impact

Our goal at Abbott is to help as many people as possible to live fuller lives through better health. And we're taking disciplined strategic actions to make that happen through the products we develop and the way we manufacture them, through the markets we participate in, and through our efforts to build healthier communities.

Our innovation engine

Innovation is everything in healthcare. At Abbott, our efforts are clearly focused on expanding access and affordability to help more people get the care they need. Our new-product pipeline is robust, productive, and highly innovative. Highlights include:

- *Volt*, our pulsed field ablation system designed to deliver precise, targeted energy during cardiac ablation procedures, received both U.S. FDA approval and CE Mark.
- *TactiFlex Duo*, our device to provide more effective treatment for complex cardiac arrhythmias, was granted breakthrough designation by the FDA as well as CE Mark.
- *Tendyne*, our transcatheter mitral valve replacement system, received FDA approval.
- *i-STAT High Sensitivity Troponin-I* test, a rapid point-of-care diagnostic to aid in the early detection of heart attack, was launched in the U.S.
- We introduced new formulations of *Ensure*, our leading adult nutritional, and *PediaSure*, our nutritional supplement for children.

* Excluding COVID-19 tests
** Full-year 2025 GAAP diluted EPS of $3.72 and adjusted diluted EPS of $5.15, which excludes specified items and reflects growth of 10%. For full financial data and reconciliation of non-GAAP measures, please see Abbott's 2025 earnings release at www.abbottinvestor.com

**2025:
Strong performance across key financial measures**

Worldwide sales

$44.3B

Organic sales growth underlying base business*

6.7%

Adjusted diluted EPS reflects double-digit growth**

$5.15

- We're launching multiple biosimilar medications in emerging markets to treat a range of conditions, including autoimmune diseases and cancer.
- *TriClip*, our first-of-its-kind, minimally invasive treatment option for patients with tricuspid regurgitation, was approved in Japan.
- *Navitor*, our transcatheter aortic valve implantation (TAVI) system, received CE Mark to treat people with symptomatic severe aortic stenosis who are at low or intermediate risk for open-heart surgery.
- We filed for approval of our dual glucose/ketone sensor for people living with diabetes. Ketones are chemicals made by the liver when the body burns fat for energy. When insulin levels are too low, ketones can rise to dangerous levels, leading to diabetic ketoacidosis.
- And we conducted more clinical trials in 2025 than ever before, with over 200 studies in progress. This includes initiation of TECTONIC, our U.S. pivotal trial to evaluate investigational coronary intravascular lithotripsy; and Veritas, our investigational trial to evaluate *Amulet 360*, our next-generation left atrial appendage occluder designed to reduce risk of stroke in patients with atrial fibrillation (AFib).

Over the past three years, our pipeline has been the richest we've seen, and we — and the customers we serve — will be reaping the benefits for years to come.

An exciting new business

In November, we announced our agreement to acquire Exact Sciences, a leader in the $60 billion cancer screening and precision oncology diagnostics segments, including market-leading tests such as Cologuard™ and Oncotype DX™.

This will add a strong new growth vertical, providing us leadership in these large and fast-growing areas.

The acquisition will be immediately accretive to our revenue growth and gross margin. Exact Sciences generated more than $3 billion in 2025 revenue, with an organic sales growth rate in the high teens. It will become a subsidiary of Abbott, raising our total diagnostics sales to more than $12 billion annually.

And Abbott will multiply the business's growth potential, as Exact Sciences has been concentrated primarily in the U.S. Abbott's global presence will bring these important products to many more people who need them around the world. We expect to close the acquisition in the second quarter of 2026.

Meeting demand

Our global manufacturing network has been built strategically over decades to ensure we can get our products to the people who need them as reliably and efficiently as possible. With more than 90 facilities around the world, we manufacture close to the markets served. This has proven particularly helpful in the current international trade environment.

We recently enhanced our network with the opening of a major new medical devices plant in Querétaro, Mexico. This state-of-the-art facility will provide electrophysiology technologies to help people with AFib — a life-threatening condition that today affects an estimated 37 million people worldwide and is growing rapidly. And we've initiated plans to develop a new cardiovascular device manufacturing facility in the state of Georgia to be completed by 2028.

Delivering durable Abbott returns
A decades-long record of growth

408
Consecutive quarterly dividends paid

54
Consecutive years of rising dividends

60+%
Dividend increase since 2020

Investing in Abbott Innovation

Driving future growth with more than 200 clinical trials in 2025. Key trials include:

VERITAS



Amulet 360, our next-generation left atrial appendage occluder

TECTONIC

Coronary intravascular lithotripsy (IVL) uses sound waves to break up hard calcium buildup in blood vessels

FLEXPULSE



TactiFlex Duo ablation catheter to treat abnormal heart rhythms

Community

And Abbott helps more people still through our efforts in citizenship and sustainability. In 2025:

We donated over $36 million in cash and products to support humanitarian efforts in more than 50 countries around the world, including food banks in the U.S., to help address childhood hunger and increased community needs.

In its second year, The We Give Blood Drive — our partnership with the Big Ten collegiate athletics conference to increase blood donation — grew exponentially, inspiring more than 80,000 donations, enough to save almost a quarter of a million lives.

We marked the 20th year of our proactive "disaster pack" initiative originally launched in response to Hurricane Katrina. Over the last two decades, this program has helped nearly a million people with more than $70 million in total disaster aid.

Our Abbott Future Well Communities program addresses chronic diseases by breaking down social and economic barriers to health. Through programs in Stockton, California; Minneapolis, Minnesota; and Chicago and Waukegan, Illinois, we collaborate with local organizations to provide services and resources such as nutritious food through our Healthy Food Rx program, health education and screenings, and transportation to medical appointments.

Resilience

As an Abbott shareholder, we know there are things that you expect from the company. Things like stability. Like reliability. Like focus on what matters most.

These are timeless, enduring virtues. And we believe they're the right ones to have. They've sustained us for

almost 140 years and counting; and they've helped make Abbott the most profitable healthcare stock of all time.

As always, your company is focused on disciplined execution across our operations. We're sticking to the fundamentals of our business, concentrating on quality, on efficiency and, above all, on innovation for the future — always finding the new and better ways to work and succeed that have kept Abbott growing for so many generations.

Our business is about building human resilience in the face of complex challenges to health. Operating that business successfully is about building *organizational* resilience in the face of equally complex challenges — economic, regulatory, and competitive. Abbott remains uniquely ready and committed to do both in the years to come.

Abbott proud,

[signature]

Robert B. Ford
Chairman of the Board and Chief Executive Officer
March 2, 2026

Durable
by design

Abbott delivers consistent value and growth, continually demonstrating the strength and durability of our diversified business model, the benefits of our focus on the long term and, most importantly, the talent and commitment of our people



Building *on breadth*

Distributed manufacturing

Locating our manufacturing close to our customers around the world reduces supply chain complexity and cost, helps us respond more quickly to market changes, and gives us flexibility to manage economic and trade policy challenges





Libre portfolio products, manufactured in Kilkenny, Ireland

Diverse geographic market presence

Abbott's strength and presence across the world's major geographies help insulate us from challenges in any one region or market

GLP Systems Track, our automated and flexible lab system, is manufactured in Hamburg, Germany

Our global presence and broad mix of leading, highly relevant businesses help us optimize and diversify our opportunities to grow while managing and mitigating challenges

Broad-based stability and opportunity

Our diversified model helps balance out varying cycles of performance across our businesses while maximizing our opportunities in higher-growth areas



DELICIOUS SNACK
OR
MEAL REPLACEMENT
Abbott
#1 DOCTOR RECOMMENDED BRAND
Glucerna
original
1
CARB

Glucerna, a meal or snack replacement to help manage blood sugar response

Libre 3 PLUS
Glucose In Range
112
mg/dL
350
300
250
200
150
100
50

FreeStyle Libre 3 glucose monitoring system

Wide-ranging vision

Our business breadth gives us a full-spectrum view of healthcare's evolving, increasingly connected opportunities that helps guide our growth strategies

Creating *the future*

An integrated approach

Abbott innovation — fueled by a strong bench of scientific talent, partnerships with other leading institutions, and highly selective strategic acquisitions — has resulted in a robust pipeline designed to support long-term growth



Expanding access to innovation

Abbott medicines, including a growing portfolio of biologics and biosimilars, provide broader access to important treatments for millions worldwide

A critical part of Abbott's durable performance is consistent investment in innovation, driving a steady stream of advanced new technologies to create the future of healthcare



Making healthcare personal

Abbott is empowering people to take more control of their health with home diagnostic tests, science-based nutrition products and our world-leading *Libre* biosensing technology



Delivering technology firsts

Our *AVEIR* DR LP system, the world's first dual-chamber leadless pacemaker, is just one example of Abbott innovation firsts in critical areas of need

Driven
by people

A deep pool of talent

Across every function and in every corner of our business, Abbott talent is world class and united by our commitment to helping people live healthier, fuller lives through our life-changing technologies and products



Structure and strategy help position Abbott for success, but the dedication and commitment of Abbott people is the ultimate driver of our long-term growth and impact on lives

The power of
115,000 Abbott people

Operating in
160+ countries

Touching the lives of
2B people worldwide





Biowearables

Leveraging data and insights to support healthier and fuller lives



Maureen Gamble

Actworth, Georgia, USA
FreeStyle Libre 3 system

Maureen has lived with Type 1 diabetes since 1981. She relies on her *Libre 3 Plus* sensor, authorized to work with her insulin pump, to help keep her glucose within her optimal target range.

Abbott is leveraging its industry-leading glucose-sensing technology to help more people, with and without diabetes, track key health metrics.

Abbott's biowearables use innovative sensor technology to provide continuous glucose readings in real-time. With the power of personalized data in your hand, Abbott's biowearables are designed to empower people to build better habits and take small steps in the moment that add up to big wins for their health. Convenience and access to one's own health markers has resulted in improvements in health outcomes[1,2,3] worldwide.[4]

The *Libre* portfolio, Abbott's flagship continuous glucose monitors (CGM), are the most widely used biowearables worldwide[5], helping more than 8 million people[4] better manage their glucose[2,3,6,7]. In 2025, we launched a new feature on the *Libre App*[8] called *Libre Assist*[9], leveraging AI to predict how food choices may affect glucose levels[10] based on photos of food, provide personalized suggestions[11], and confirm glucose impact.

Abbott has entered into partnerships to allow Libre Plus sensors to work with automated insulin delivery (AID) systems, which use sensor data to help an insulin pump automatically adjust insulin levels, reducing manual calculations.[4,12,13]

Abbott has expanded our biowearables leadership with *Lingo* — a glucose tracking system that's available without a prescription for people focused on health and wellness. *Lingo* is designed to help people decode how their body reacts to food, exercise and stress, and use their unique data to build better habits in a way that works for their body and health. Studies show that, with awareness and lifestyle changes, conditions such as prediabetes can be managed or reversed.[14,15]


Abbott
FreeStyle
Libre 3
PLUS
Sensor

FreeStyle Libre 3 system

Lets people living with diabetes see their glucose levels in real time to make more confident choices[1,3]

$14B

Continuous glucose monitoring global market


Your current glucose is:
110
Today
Good evening, Joe
Try a high-protein, low-sugar salad

Lingo

Our over-the-counter glucose biosensor empowers people to track glucose in real time with data and insights on their metabolic health

Neuromodulation

Abbott's next-generation
technologies provide
new solutions for chronic pain
and movement disorders



Ed McQuaid
Bonita Springs, Florida, USA
Liberta RC

Ed has lived with Parkinson's disease for
years. After managing his condition with
medications, he turned to *Liberta RC*
deep brain stimulation (DBS) to take more
control of his life and get back to doing
the things he loves.

At Abbott, we're continuing to expand our global market presence in neuromodulation, with technologies to treat chronic pain and movement disorders, and new opportunities to address treatment-resistant depression.

Abbott's Neuromodulation business offers differentiated rechargeable systems with upgradable platforms and strong digital connectivity.

The *Proclaim* SCS Family and *Eterna* SCS System (the smallest implantable, rechargeable spinal cord stimulator currently available[1]) are designed for the treatment of chronic pain. These systems offer an upgradeable software platform so patients can receive the latest technology without another surgery. Abbott's SCS devices use its proprietary low-dose *BurstDR*

stimulation,[2] which is preferred by 91% of patients over traditional tonic stimulation.

The *Infinity* and *Liberta* deep brain stimulation (DBS) systems — the only in the U.S. with remote programming — deliver mild pulses of electricity to precise areas within the brain to help alleviate symptoms of Parkinson's and essential tremor. In 2024, Abbott initiated a pivotal clinical trial, called the TRANSCEND study, to evaluate the use of the company's DBS system to manage treatment-resistant depression (TRD).[3]

Each of these systems can take advantage of Abbott's *NeuroSphere* Virtual Clinic, allowing them to receive remote programming, letting patients receive real-time support and care without the need for an office visit.



Liberta RC DBS system

Deep brain stimulation (DBS) system engineered with the longest-lasting battery charge[4] and smallest[5] DBS implantable pulse generator on the market



Eterna SCS

Abbott's *Xtend* energy tech reduces charging frequency to just five times per year, making it the lowest recharge burden platform on the market[6]



50M+

people in the U.S. suffer from chronic pain

Cardiac Rhythm Management

Improving heart-rhythm management by transforming the standard of care

With a focus on miniaturization, connectivity, and patient-centric design, Abbott is a trusted partner for physicians and patients seeking safer, more efficient cardiac care.

Abbott's Cardiac Rhythm Management (CRM) business delivers advanced solutions for diagnosing and treating heart rhythm disorders, with a portfolio that includes pacemakers, implantable cardioverter defibrillators (ICDs), cardiac resynchronization therapy (CRT) devices, and insertable cardiac monitors.

Abbott is driving the next generation of CRM technology with its *AVEIR* leadless pacemaker platform, which includes atrial, ventricular, and dual-chamber — the world's first — leadless systems, all designed to reduce complications and improve patient comfort.

Abbott also offers MRI-conditional devices like the *AssurityMRI* pacemaker, a compact, dual-chamber system with wireless connectivity and extended battery life; implantable cardioverter defibrillators (ICDs) including the *Gallant* ICD, which offers Bluetooth® connectivity and smartphone remote communication; and insertable cardiac monitors like *Assert IQ*, a Bluetooth®-enabled, long-lasting insertable cardiac monitor designed to reduce false positives and simplify clinic workflows.

Abbott's comprehensive portfolio also includes remote monitoring capability through *Merlin.net*, a system that lets clinicians track patient data and optimize therapy from anywhere.

This portfolio also includes *Gallant* and *Entrant* implantable cardioverter defibrillators (ICD) and Cardiac Resynchronization Therapy Devices (CRT-D) — advanced implantable devices designed for arrhythmia management and heart failure therapy.

$10B

Global rhythm management market

Next-generation pacing

AVEIR CSP LP, Abbott's leadless conduction system pacemaker, currently in early human feasibility studies, received FDA Breakthrough designation in 2025

Vijay Bali

Gurugram, India
AVEIR VR LP system

When Vijay, a retired mechanical engineer, began experiencing chest heaviness and fatigue, his doctors recommended a pacemaker. Determined to maintain his active lifestyle without compromising arm mobility — especially for golf — he opted for *AVEIR* VR LP.



AVEIR DR LP system

Dual-chamber pacing system uses a unique communication paradigm, in which two leadless pacemakers exchange information on a beat-to-beat basis



Electrophysiology

Expanding possibilities in the treatment of atrial fibrillation

Dr. Boris Schmidt

Frankfurt, Germany
Volt and *EnSite X*

Dr. Schmidt and his partners perform an average of 12 catheter ablation procedures every day. They use Abbott's *EnSite X* mapping system and *Volt* PFA catheter to provide high-precision mapping and catheter navigation and fast, safer, more-efficient ablation.

Abbott's Electrophysiology (EP) business focuses on advancing the diagnosis and treatment of cardiac arrhythmias through innovative technologies that improve procedural efficiency, safety, and outcomes.

The company's portfolio spans diagnostic mapping systems, ablation catheters, and integrated connectivity solutions. At its core is the *EnSite X* system, a next-generation 3D-mapping platform that lets physicians create accurate cardiac maps quickly, even in complex arrhythmias. Abbott's line of mapping catheters includes the *Advisor* HD Grid X Mapping Catheter, *Sensor Enabled*, which helps boost accuracy, speed, and versatility in mapping procedures.

The *Volt* pulsed field ablation (PFA) system integrates mapping and ablation in a single catheter, streamlining workflow and reducing procedure time. *Volt* delivers non-thermal energy for safer, faster procedures.

Abbott's ablation portfolio also includes the *TactiFlex* Ablation Catheter, *Sensor Enabled* for radiofrequency ablation. *TactiFlex* was the world's first ablation catheter designed with a unique flexible electrode and contact-force sensing to provide real-time, quantitative feedback, which improves safety and streamlines procedures.

Abbott also supports connectivity and remote care through the first-of-its-kind *EnSite* Connected Care solution, which combines two novel tools: *EnSite* Connect Remote Support and *Medinbox*, to connect clinicians to a global community through the ability to stream cases, helping them increase EP lab effectiveness and efficiency.

EnSite X system

Next-generation 3D-mapping platform designed to provide a powerful, reliable and efficient user experience for every procedure



24M

Expected number of people in the U.S. over the age of 65 to have atrial fibrillation (AFib) by 2045

Volt PFA

Pulsed field ablation destroys cells causing AFib while reducing damage to surrounding tissue



Structural Heart

Leading the way in advanced cardiac repair and replacement technologies

Abbott continues to expand its comprehensive portfolio of innovative solutions for treating valve disease, congenital heart defects, and reducing stroke risk, helping improve patient outcomes, reduce recovery times, and expand treatment options for complex structural heart conditions.

Abbott pioneered minimally invasive transcatheter treatment options for patients with mitral regurgitation with *MitraClip* and for tricuspid regurgitation with *TriClip*. In 2025, Abbott gained FDA approval for the latest generations of these devices. In July, the U.S. Centers for Medicare & Medicaid Services (CMS) announced the *TriClip* G5 system is now covered under a National Coverage Determination (NCD) for tricuspid transcatheter edge-to-edge repair, making it available to more patients.

In 2025, Abbott announced two-year findings from the TRILUMINATE Pivotal study that showed *TriClip* reduces heart failure hospitalizations and highlighted significant improvements in tricuspid regurgitation and quality of life.

Our *Tendyne* transcatheter mitral valve replacement (TMVR) system, which received FDA approval in 2025, is a first-in-class technology that is designed to replace mitral valves that are not functioning properly.

Our *Navitor* transcatheter aortic valve implantation (TAVI) system received CE Mark in Europe for an expanded indication to treat people with symptomatic, severe aortic stenosis who are at low or intermediate risk for open-heart surgery. The *Navitor* system is equipped with our low-profile, highly flexible *FlexNav* delivery system, designed to help clinicians achieve a controlled, predictable placement of the device.



TriClip

Our first-of-its-kind device for tricuspid valve repair



Navitor

Transcatheter aortic valve implantation (TAVI) system

Amplatzer Amulet



Left atrial appendage occluder

Nancy Ellis-Robinson

Chicago, Illinois, USA
Navitor and *Amulet*

Now that her heart is working more efficiently, thanks to Abbott's structural heart devices, Nancy can resume her active lifestyle, including her regular swims.

Vascular

Expanding our portfolio of solutions for people with arterial injuries and disease



Brock Lambert

Lubbock, Texas, USA
Perclose ProStyle

When Brock was seriously injured in a car accident, he needed a fast and effective repair on a torn artery. His father, John, a clinical care specialist, asked the surgeons to use Abbott's *Perclose ProStyle* at the end of surgery. Brock is now completely healed and enjoying his time as a student at Texas Tech University.

With a strong emphasis on continuous innovation and evidence-based performance, Abbott's Vascular business empowers physicians to treat complex cardiovascular disease less invasively than surgery, improving quality of life for millions worldwide.

Abbott's Vascular business delivers advanced life-changing technologies for the treatment of peripheral and coronary artery disease and for closing the femoral access site following catheter-based procedures. Our goal is to restore blood flow, support healing, and improve patient outcomes through minimally invasive solutions.

The portfolio includes drug-eluting stents such as *XIENCE*, recognized globally for safety and long-term efficacy in coronary interventions, and vascular closure devices like *Perclose ProStyle*. Abbott is also a leader in endovascular therapies, offering balloon angioplasty systems and self-expanding stents for peripheral interventions, addressing conditions like critical limb ischemia and carotid artery disease.

For peripheral interventions in blocked arteries in the lower limbs, Abbott offers the *Esprit* BTK drug-eluting resorbable scaffold system, designed to manage chronic limb-threatening ischemia by treating below-the-knee (BTK) peripheral artery disease.

Abbott's portfolio also includes imaging and physiology tools like the *Optis Next* Imaging System, which uses optical coherence tomography (OCT) in conjunction with its *Ultreon* 2.0 AI-powered imaging software, to provide doctors with automatic insights to help guide precision treatment and optimize outcomes.

102%

20-year growth in peripheral artery disease cases (1990–2021)



Perclose ProStyle suture-mediated closure and repair system



Esprit BTK

For people with chronic limb-threatening ischemia below the knee

Heart Failure Management

Management solutions for every stage of heart failure



Nancy Rajanen

Minneapolis, Minnesota, USA
CardioMEMS

Nancy hasn't let early-stage heart failure slow her down. With Abbott's *CardioMEMS* pulmonary pressure monitor, her doctor can keep track of her symptoms and adjust her treatment accordingly to help her live a fuller, more active life.

With a portfolio that includes implantable sensors, mechanical circulatory support, and remote monitoring, Abbott's Heart Failure business is delivering better outcomes for thousands worldwide.

Abbott's Heart Failure business delivers advanced technologies to help clinicians monitor, manage, and treat patients with chronic heart failure, aiming to improve quality of life and reduce hospitalizations.

For early-stage patients, the company offers the *CardioMEMS* HF system, a wireless implantable sensor that measures pulmonary artery pressure and transmits data remotely, enabling proactive therapy adjustments before symptoms worsen. This device has demonstrated significant reductions in heart failure-related hospitalizations. In 2025, the Centers for Medicare &

Medicaid Services (CMS) expanded *CardioMEMS'* indication to cover earlier-stage heart failure, potentially extending to 1.2 million more U.S. patients.

For patients whose hearts can no longer pump effectively, Abbott created *HeartMate* LVAD (left ventricular assist device) systems, including *HeartMate 3*, which uses Abbott's proprietary *Full MagLev* technology for frictionless blood flow, reducing damage to the blood as it flows through the pump.

These solutions integrate with remote monitoring platforms, empowering clinicians with actionable insights and patients with greater independence. Abbott's *Merlin.net* HF Portal lets clinicians triage alerts, adjust treatments proactively, and reduce heart-failure hospitalizations.

CardioMEMS HF system

The *CardioMEMS* HF system remotely monitors changes in pulmonary artery (PA) pressure, an early indicator of the onset of worsening heart failure



HeartMate 3

Left ventricular assist device for the treatment of advanced heart failure



24%

of individuals develop heart failure in their lifetime

Medicines

Providing access to better care in underserved markets worldwide

Nguyễn Văn Thiết
Hồ Chí Minh City, Vietnam
Influvac

When flu season came, Nguyễn would withdraw, worried that getting sick would keep him from his work running a small department store. He received his first flu shot in 2023 and has had an annual vaccination since then. He hasn't had the flu in two years now, and feels stronger, more resilient and, importantly, less worried.

By combining the highest manufacturing standards with local market insights, Abbott's Medicines business helps expand access to essential treatments and improve health outcomes for millions worldwide.

Abbott's Medicines business provides trusted medicines to emerging markets, with a portfolio that spans cardiovascular, metabolic, gastrointestinal, respiratory, central nervous system, women's health, and pain management products. Abbott emphasizes quality, affordability, and local relevance, tailoring formulations and delivery systems to meet regional healthcare needs.

In 2025, Abbott continued to build on the trust it has established in these markets by expanding its offering of biosimilars, generic versions of biologic medicines, in markets around the world, including the first denosumab biosimilar in Thailand, expanding

access to this important bone-disease treatment. In launching this advanced biologic treatment as *Resyniv* for osteoporosis and *Dnoclast* for cancer-related bone loss, Abbott is providing a more affordable and accessible treatment option for the estimated 3 million people suffering from these illnesses in Thailand.

The company also broadened access to cancer treatment options in the Asia Pacific region with its first Clesoniz (Bevacizumab) biosimilar launch in Malaysia.

Abbott gained its first biosimilar approval in Brazil with Bisintex (Trastuzumab), an advanced therapy for early-stage HER2-positive breast cancer and advanced gastric cancer. This marks the first approval in a planned comprehensive oncology portfolio to be offered in the country. Abbott also secured regulatory approval for *Olizu* — a serplulimab molecule — in Peru, a first-line biologic for extensive-stage small cell lung cancer.



Influvac influenza vaccine

Abbott's top-selling biologic vaccine is available in more than 50 countries



Our biosimilars help treat auto immune diseases and cancer

99%

of deaths from influenza in children under 5 years old are in emerging countries

Laboratory Diagnostics

Increasing the capabilities of high-volume laboratories worldwide

By combining advanced instrumentation, robust assay menus, and advanced automation, Abbott's Laboratory Diagnotics business helps labs deliver fast, accurate diagnoses—ultimately improving patient care and supporting health systems around the world.

Abbott's Laboratory Diagnostics portfolio is centered on the *Alinity* family of systems, which integrates clinical chemistry, immunoassay, hematology, and transfusion screening on a unified platform. These systems are designed for scalability, automation, and interoperability, helping labs improve efficiency, reduce errors, and manage growing test volumes with limited resources. Abbott is developing the *Alinity n* system and assays, which will add nucleic acid testing to its blood and plasma screening portfolio.[1]

In 2025, Abbott added a key test to its U.S. assay portfolio with the FDA clearance of its NT-proBNP assay for *Alinity i*, which helps identify congestive heart failure and mild forms of cardiac dysfunction.

Laboratories around the world are also benefitting from Abbott's *GLP Systems Track*, a scalable system that redefines laboratory automation through its intelligent, modular, and autonomous architecture — delivering flexibility and efficient sample throughput to meet growing clinical demand.

In 2025, Abbott's acquisition of iSens added proprietary technology for real-time sample tracking, routing, and management to the company's portfolio — helping laboratories streamline workflows, and improve operational efficiency.



Ilija Kevo
Zagreb, Croatia
Alinity s



When Ilija was being treated for leukemia, he needed frequent transfusions. His doctors relied on Abbott blood-screening technology to help keep him safe. Today, Ilija is an active, happy — and cancer-free — 7-year-old.

70% of healthcare decisions involve a diagnostic test



ALINITY s

Purpose-built for blood and plasma screening, this system can process up to 600 samples per hour, making it ideal for large blood banks and plasma centers

Rapid and Molecular Diagnostics

Timely and convenient results
to support better care

i-STAT Alinity

Lab-quality
results in
a hand-held
device



i-STAT High Sensitivity Troponin-I

For faster
detection of heart
attack, our test
can quantify
cardiac troponin I
in about 15
minutes, right
at the patient's
bedside



ID NOW

Rapid, instrument-based
isothermal system for
the qualitative detection
of infectious diseases in
just minutes





Abbott's Rapid Diagnostics business delivers fast, accurate testing solutions that empower clinicians and consumers to make timely health decisions.

These tests give clinicians and patients reliable diagnostic tools for early detection, treatment decisions, and improved outcomes. Our point-of-care tests for infectious diseases, cardiometabolic conditions, and toxicology includes leading brands like *BinaxNOW*, *Panbio*, and *i-STAT,* providing results in minutes in clinics, pharmacies, and home settings.

Globally, Abbott offers the *i-STAT High Sensitivity Troponin-I* assay, enabling faster detection of heart attack.

In the U.S., Abbott offers the *BinaxNOW COVID-19/ Flu A&B Combo Self Test*, which uses a single sample to provide results for COVID-19 and both flu strains (A & B) in about 15 minutes, helping doctors quickly determine appropriate treatment and reduce unnecessary antibiotic use.

Abbott rapid tests also support public health initiatives in underserved regions of the world. For example, in Africa, the company's Antenatal Care Panel includes rapid diagnostic tests for key conditions that can impact maternal and fetal health, such as HIV, syphilis, malaria, and anemia. By combining essential tests into one package, the panel helps improve maternal outcomes, reduce neonatal complications, and support public health goals across Africa.

Abbott's Molecular business is making lab testing more convenient and accessible. Our *Simpli-COLLECT* STI and HPV solution is designed to simplify specimen collection for sexually transmitted infections (STIs) and human papillomavirus (HPV) testing, helping public health systems implement screen-and-treat strategies, especially in regions with limited lab infrastructure.



Karen Macedo

São Paulo, Brazil
Bioline Dengue Duo

Karen was very ill with dengue, but an earlier test had delivered a negative result. She used Abbott's *Bioline Dengue Duo* test and confirmed that she did, in fact, have the infection. She went to the hospital not a moment too soon. She spent five days in intensive care but recovered fully.

Nutrition

Science-based support for healthy living at every age of life and stage of health

Koo Soo Ming
Kuala Lumpur, Malaysia
Ensure

As the leader of Malaysia's only traditional dance troupe for women over 50, Soo is always on the go. When she needs a boost of extra nutrition to get her though her busy day, she relies on *Ensure*.

Our portfolio of nutrition products continues to evolve


PediaSure
Grow & Gain
Ensure
MAX PROTEIN
42g
nutrition shake
FRENCH VANILLA
Glucerna
original
Pedialyte
ADVANCEDCARE
33% MORE ELECTROLYTES
KIWI BERRY MIST
Similac
360 Total Care
INFANT FORMULA

Ensure Life StrengthPro

Dual-action formula to support both muscle building and immunity


Abbott
NEW
Ensure
Life
StrengthPro
HMB

#1 *Ensure* is the leading nutritional supplement drink in the world

#1 Pediatric nutrition in the U.S.

Abbott's global reach lets the company provide high-quality nutrition in both developed and emerging markets, helping people live healthier lives through clinically proven solutions.

Abbott is a global leader in science-based nutritional products that support health across all life stages—from infancy through adulthood. The portfolio spans pediatric nutrition, adult and therapeutic nutrition, and performance products, addressing diverse needs such as growth, immunity, chronic disease management, and recovery.

In pediatric nutrition, the company's *Similac* line of infant formulas is trusted by millions of families around the world, offering sensitive and tolerance formulas, organic European-sourced formulas, as well as metabolic formulas for babies with complex medical conditions or inborn errors of metabolism.

For adults, the *Ensure* line delivers complete, balanced nutrition for healthy people looking for a convenient supplement as well as for patients recovering from illness or surgery. Abbott's portfolio also includes condition-specific options such as *Glucerna*, which helps people manage diabetes with low-glycemic formulations, and *Nepro*, for people on hemodialysis.

In 2025 Abbott demonstrated its continued focus on the health of older adults with the launches of *Ensure* Max Protein 42g, a new shake that helps build muscle tissue alongside resistance training; and *Ensure* Max Protein 2-in-1 Muscle Support, which includes HMB (beta-hydroxy-beta-methylbutyrate) to help slow the breakdown of muscle in aging adults.

Making a difference

Expanding our positive impact on the world

The We Give Blood Drive

We've partnered with the Big Ten collegiate athletics conference to inspire a new generation of blood donors, an initiative that put us on *Fortune* magazine's "Change the World" list for its life-saving impact for almost 250,000 people.

Abbott's fundamental purpose is to help people live fuller lives through better health. We're here to make a difference that's as durable as the business we've built.

We're dedicated to doing the most good we can, for the most people we can reach. In 2025, that commitment led to some 2 billion lives impacted through Abbott products and services. And we're focused on increasing that number by expanding access to our life-changing technologies and products. But across our business, and in partnership with others, we're also working to build communities, respond to disasters, and remove barriers to care to help people live their healthiest lives.

Abbott is teaming up with Sesame Workshop, the nonprofit behind Sesame Street, to launch a global program designed to help families everywhere create healthy routines that last.

And throughout our 25-year partnership with the Tanzanian government, we have helped strengthen the country's health system in several key areas, including providing emergency care services to more than 1.3 million people since 2010.

Through our partnership with the Real Madrid Foundation, more than 31,000 hours of our Future Well Kids curriculum, which is focused on preventing noncommunicable diseases, was delivered by the Foundation's coaches, staff, and volunteers, reaching more than 4,000 children across 12 countries.

Abbott is also a longtime supporter of disaster relief efforts worldwide. Over the past decade, Abbott and Abbott Fund have provided more than $70 million in funding and products to help meet both immediate needs and support long-term recovery efforts.

In recent years, this has included rapid responses to wildfires in California and Hawaii, Hurricanes Debby, Beryl, Milton, and Helene in the U.S. and the Caribbean, earthquakes in Turkey, Morocco, Japan and Taiwan, and severe flooding in Southern California.



$36M+ in cash and products donated to support global communities affected by natural disasters



Abbott and Sesame Workshop help families live healthier



Real Madrid partnership

Along with the Real Madrid Foundation, we're working to instill healthy habits in the lives of thousands of children worldwide

2025 Financial Report

Consolidated Statement of Earnings

(in millions except per share data)

Year Ended December 31	2025	2024	2023
Net Sales	$44,328	$41,950	$40,109
Cost of products sold, excluding amortization of intangible assets	19,319	18,706	17,975
Amortization of intangible assets	1,682	1,878	1,966
Research and development	2,942	2,844	2,741
Selling, general and administrative	12,332	11,697	10,949
Total Operating Cost and Expenses	36,275	35,125	33,631
Operating Earnings	8,053	6,825	6,478
Interest expense	493	559	637
Interest income	(308)	(344)	(385)
Net foreign exchange (gain) loss	(50)	(27)	41
Other (income) expense, net	(548)	(376)	(479)
Earnings before Taxes	8,466	7,013	6,664
Taxes on Earnings	1,942	(6,389)	941
Net Earnings	$ 6,524	$13,402	$ 5,723
Basic Earnings Per Common Share	$ 3.73	$ 7.67	$ 3.28
Diluted Earnings Per Common Share	$ 3.72	$ 7.64	$ 3.26
Average Number of Common Shares Outstanding Used for Basic Earnings Per Common Share	1,741	1,740	1,740
Dilutive Common Stock Options	7	8	9
Average Number of Common Shares Outstanding Plus Dilutive Common Stock Options	1,748	1,748	1,749
Outstanding Common Stock Options Having No Dilutive Effect	1	7	5

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Comprehensive Income

(in millions)

Year Ended December 31	2025	2024	2023
Net Earnings	$ 6,524	$13,402	$ 5,723
Foreign currency translation gain (loss) adjustments, net of taxes of $62 in 2025 and $— in 2024 and 2023	1,574	(1,001)	229
Net actuarial gains (losses) and prior service cost and credits and amortization of net actuarial losses and prior service cost and credits, net of taxes of $149 in 2025, $228 in 2024, and $31 in 2023	610	765	117
Net gains (losses) on derivative instruments designated as cash flow hedges, net of taxes of $(60) in 2025, $48 in 2024, and $(66) in 2023	(279)	169	(134)
Other Comprehensive Income (Loss)	1,905	(67)	212
Comprehensive Income	$ 8,429	$13,335	$ 5,935
Supplemental Accumulated Other Comprehensive Income (Loss) Information, net of tax as of December 31:			
Cumulative foreign currency translation (loss) adjustments	$(5,931)	$ (7,505)	$(6,504)
Net actuarial (losses) and prior service (cost) and credits	(1)	(611)	(1,376)
Cumulative gains (losses) on derivative instruments designated as cash flow hedges	(69)	210	41
Accumulated other comprehensive income (loss)	$(6,001)	$ (7,906)	$(7,839)

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

(in millions)

Year Ended December 31	2025	2024	2023
Cash Flow From (Used in) Operating Activities:			
Net earnings	$ 6,524	$13,402	$ 5,723
Adjustments to reconcile earnings to net cash from operating activities —			
Depreciation	1,434	1,340	1,277
Amortization of intangible assets	1,682	1,878	1,966
Share-based compensation	664	673	644
Investing and financing losses, net	65	482	126
Trade receivables	(652)	(691)	(356)
Inventories	195	(58)	(232)
Prepaid expenses and other assets	(1,295)	(796)	(542)
Trade accounts payable and other liabilities	954	356	(760)
Income taxes	(5)	(8,028)	(585)
Net Cash From Operating Activities	9,566	8,558	7,261
Cash Flow From (Used in) Investing Activities:			
Acquisitions of property and equipment	(2,171)	(2,207)	(2,202)
Acquisitions of businesses and technologies, net of cash acquired	(105)	—	(877)
Proceeds from business dispositions	—	1	40
Purchases of investment securities	(167)	(169)	(159)
Proceeds from sales of investment securities	3	28	43
Other	18	9	22
Net Cash From (Used in) Investing Activities	(2,422)	(2,338)	(3,133)
Cash Flow From (Used in) Financing Activities:			
Proceeds from issuance of (repayments of) short-term debt, net and other	(115)	(100)	21
Proceeds from issuance of long-term debt and debt with maturities over 3 months	5	223	2
Repayments of long-term debt and debt with maturities over 3 months	(1,504)	(660)	(2,498)
Purchases of common shares	(893)	(1,295)	(1,227)
Proceeds from stock options exercised	396	264	167
Dividends paid	(4,116)	(3,836)	(3,556)
Other	(82)	—	—
Net Cash From (Used in) Financing Activities	(6,309)	(5,404)	(7,091)
Effect of exchange rate changes on cash and cash equivalents	71	(96)	(23)
Net Increase (Decrease) in Cash and Cash Equivalents	906	720	(2,986)
Cash and Cash Equivalents, Beginning of Year	7,616	6,896	9,882
Cash and Cash Equivalents, End of Year	$ 8,522	$ 7,616	$ 6,896
Supplemental Cash Flow Information:			
Income taxes paid	$ 1,933	$ 1,723	$ 1,475
Interest paid	545	604	662

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in millions)

December 31	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 8,522	$ 7,616
Investments, primarily bank time deposits and U.S. treasury bills	417	351
Trade receivables, less allowances of — 2025: $490; 2024: $439	7,929	6,925
Inventories:		
Finished products	3,976	3,700
Work in process	904	840
Materials	1,608	1,654
Total inventories	6,488	6,194
Other prepaid expenses and receivables	2,640	2,570
Total current assets	25,996	23,656
Investments	918	886
Property and equipment, at cost:		
Land	541	528
Buildings	4,543	4,207
Equipment	17,571	15,517
Construction in progress	2,567	2,488
	25,222	22,740
Less: accumulated depreciation and amortization	13,406	12,082
Net property and equipment	11,816	10,658
Intangible assets, net of amortization	5,526	6,647
Goodwill	24,035	23,108
Deferred income taxes and other assets	18,422	16,459
	$86,713	$81,414

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in millions)

December 31	2025	2024
Liabilities and Shareholders' Investment		
Current liabilities:		
Trade accounts payable	$ 4,240	$ 4,195
Salaries, wages, and commissions	1,745	1,701
Other accrued liabilities	5,812	5,143
Dividends payable	1,097	1,024
Income taxes payable	569	594
Current portion of long-term debt	3,033	1,500
Total current liabilities	16,496	14,157
Long-term debt	9,896	12,625
Post-employment obligations and other long-term liabilities	7,550	6,731
Commitments and contingencies		
Shareholders' investment:		
Preferred shares, one dollar par value Authorized — 1,000,000 shares, none issued	—	—
Common shares, without par value Authorized — 2,400,000,000 shares Issued at stated capital amount — Shares: 2025: 1,996,795,525; 2024: 1,991,472,630	25,527	25,153
Common shares held in treasury, at cost — Shares: 2025: 260,196,074; 2024: 259,774,639	(17,177)	(16,844)
Earnings employed in the business	49,781	47,261
Accumulated other comprehensive income (loss)	(6,001)	(7,906)
Total Abbott Shareholders' Investment	52,130	47,664
Noncontrolling interests in subsidiaries	641	237
Total Shareholders' Investment	52,771	47,901
	$ 86,713	$ 81,414

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Shareholders' Investment

(in millions except shares and per share data)

Year Ended December 31	2025	2024	2023
Common Shares:			
Beginning of Year			
Shares: 2025: 1,991,472,630; 2024: 1,987,883,852; 2023: 1,986,519,278	$ 25,153	$ 24,869	$ 24,709
Issued under incentive stock programs			
Shares: 2025: 5,322,895; 2024: 3,588,778; 2023: 1,364,574	295	173	66
Share-based compensation	664	673	646
Issuance of restricted stock awards	(585)	(562)	(552)
End of Year			
Shares: 2025: 1,996,795,525; 2024: 1,991,472,630; 2023: 1,987,883,852	$ 25,527	$ 25,153	$ 24,869
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2025: 259,774,639; 2024: 253,807,494; 2023: 248,724,257	$(16,844)	$(15,981)	$(15,229)
Issued under incentive stock programs			
Shares: 2025: 4,530,646; 2024: 4,423,897; 2023: 4,881,031	296	280	297
Purchased			
Shares: 2025: 4,952,081; 2024: 10,391,042; 2023: 9,964,268	(629)	(1,143)	(1,049)
End of Year			
Shares: 2025: 260,196,074; 2024: 259,774,639; 2023: 253,807,494	$(17,177)	$(16,844)	$(15,981)
Earnings Employed in the Business:			
Beginning of Year	$ 47,261	$ 37,554	$ 35,257
Net earnings	6,524	13,402	5,723
Cash dividends declared on common shares			
(per share — 2025: $2.40; 2024: $2.24; 2023: $2.08)	(4,189)	(3,904)	(3,625)
Effect of common and treasury share transactions	185	209	199
End of Year	$ 49,781	$ 47,261	$ 37,554
Accumulated Other Comprehensive Income (Loss):			
Beginning of Year	$ (7,906)	$ (7,839)	$ (8,051)
Other comprehensive income (loss)	1,905	(67)	212
End of Year	$ (6,001)	$ (7,906)	$ (7,839)
Noncontrolling Interests in Subsidiaries:			
Beginning of Year	$ 237	$ 224	$ 219
Changes to noncontrolling ownership interest	387	—	—
Noncontrolling Interests' share of income, net of distributions and share repurchases	17	13	5
End of Year	$ 641	$ 237	$ 224

The accompanying notes to consolidated financial statements are an integral part of this statement.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Nature of Business — Abbott's principal business is the discovery, development, manufacture, and sale of a broad line of healthcare products.

Basis of Consolidation — The consolidated financial statements include the accounts of the parent company, subsidiaries, and any variable interest entities for which Abbott is the primary beneficiary. Intercompany transactions are eliminated in consolidation. Investments in affiliates over which Abbott has a significant influence, but not a controlling interest, are accounted for using the equity method of accounting.

Use of Estimates — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S.) and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and other post-employment benefits, valuation of intangible assets, litigation, derivative financial instruments, and inventory and accounts receivable exposures.

Foreign Currency Translation — The statements of earnings of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using average exchange rates for the period. The net assets of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using exchange rates as of the balance sheet date. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in equity as a component of Accumulated other comprehensive income (loss). Transaction gains and losses are recorded on the Net foreign exchange (gain) loss line of the Consolidated Statement of Earnings.

Revenue Recognition — Revenue from product sales is recognized upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. Provisions for discounts, rebates, and sales incentives to customers, returns, and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. In certain Abbott businesses, primarily within diagnostics, Abbott participates in selling arrangements that include multiple performance obligations (e.g., instruments, reagents, procedures, and service agreements). The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

Income Taxes — Deferred income taxes are provided for the tax effect of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax related to the U.S. Tax Cuts and Jobs Act (TCJA), or any additional outside basis differences that exist, as these amounts continue to be indefinitely reinvested in foreign operations. The TCJA subjects taxpayers to tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. Abbott treats the GILTI tax as a period expense and provides for the tax in the year that the tax is incurred. Interest and penalties on income tax obligations are included in taxes on earnings.

Earnings Per Share — Unvested restricted stock units and awards that contain non-forfeitable rights to dividends are treated as participating securities and are included in the computation of earnings per share under the two-class method. Under the two-class method, net earnings are allocated between common shares and participating securities. Net earnings allocated to common shares in 2025, 2024, and 2023 were $6.5 billion, $13.4 billion, and $5.7 billion, respectively.

Pension and Post-Employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. Abbott must develop long-term assumptions, the most significant of which are the healthcare cost trend rates, discount rates, and the expected return on plan assets. Differences between the expected long-term return on plan assets and the actual return are amortized over a five-year period. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method.

Fair Value Measurements — For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. Abbott uses a discounted cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values, and market participants. Intangible assets are reviewed for impairment on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually.

Share-Based Compensation — The fair value of stock options and restricted stock awards and units are amortized over their requisite service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Legal fees are recorded as incurred.

Notes to Consolidated Financial Statements

Cash, Cash Equivalents, and Investments — Cash equivalents consist of bank time deposits, U.S. government securities, money market funds, and U.S. treasury bills with original maturities of three months or less. Abbott holds certain investments with a carrying value of $131 million that are accounted for under the equity method of accounting. Investments held in a rabbi trust and investments in publicly traded equity securities are recorded at fair value and changes in fair value are recorded in earnings. Investments in equity securities that are not traded on public stock exchanges are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Trade Receivable Valuations — Accounts receivable are stated at the net amount expected to be collected. The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances. Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Cost includes material and conversion costs.

Property and Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years
Equipment	2 to 20 years

Product Liability — Abbott accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Product liability losses are self-insured.

Research and Development Costs — Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Acquired In-Process and Collaborations Research and Development (IPR&D) — The initial costs of rights to IPR&D projects obtained in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical or medical device products. The fair value of IPR&D projects acquired in a business combination or a consolidated variable interest entity are capitalized and accounted for as indefinite-lived intangible assets until completed and are then amortized over the remaining useful life. Collaborations are not significant.

Concentration of Risk and Guarantees — Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products, or geographic locations. Product warranties are not significant.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

Note 2 — New Accounting Standards

Recently Adopted Accounting Standards

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an entity to disclose annually additional information related to the company's income tax rate reconciliation and income taxes paid during the period. The guidance is required to be applied prospectively with the option to apply the standard retrospectively. Abbott adopted the standard on January 1, 2025, and applied the guidance prospectively. The new standard did not have an impact on Abbott's consolidated financial statements, but required additional disclosures, as presented in Note 15 — Taxes on Earnings.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of required segment disclosures. The guidance is required to be applied retrospectively to all periods presented in the financial statements. Abbott adopted the standard on January 1, 2024. The new standard did not have an impact on Abbott's consolidated financial statements, but required additional disclosures, retrospectively applied to all periods presented in Note 16 — Segment and Geographic Area Information.

Recent Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Subtopic 220-40): Reporting Comprehensive Income – Expense Disaggregation Disclosures*, which requires an entity to disclose on an annual and interim basis, disaggregated information about specific income statement expense categories. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2027 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

Note 3 — Revenue

Abbott's revenues are derived primarily from the sale of a broad line of healthcare products under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract, most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs. Abbott's products are generally sold directly to retailers, wholesalers, distributors, hospitals, healthcare facilities, laboratories, physicians' offices, and government agencies throughout the world. Abbott has four reportable segments: Established Pharmaceutical Products, Diagnostic Products, Nutritional Products, and Medical Devices.

Notes to Consolidated Financial Statements

The following tables provide detail by sales category:

(in millions)	2025 U.S.	Int'l	Total	2024 U.S.	Int'l	Total	2023 U.S.	Int'l	Total
Established Pharmaceutical Products —									
Key Emerging Markets	$ —	$ 4,167	$ 4,167	$ —	$ 3,858	$ 3,858	$ —	$ 3,807	$ 3,807
Other	—	1,369	1,369	—	1,336	1,336	—	1,259	1,259
Total	—	5,536	5,536	—	5,194	5,194	—	5,066	5,066
Nutritional Products —									
Pediatric Nutritionals	2,158	1,816	3,974	2,208	1,815	4,023	1,977	1,957	3,934
Adult Nutritionals	1,448	3,029	4,477	1,481	2,909	4,390	1,436	2,784	4,220
Total	3,606	4,845	8,451	3,689	4,724	8,413	3,413	4,741	8,154
Diagnostic Products —									
Core Laboratory	1,425	3,935	5,360	1,332	3,903	5,235	1,243	3,916	5,159
Molecular	150	367	517	150	371	521	172	402	574
Point of Care	422	184	606	408	180	588	396	169	565
Rapid Diagnostics	1,538	916	2,454	1,940	1,057	2,997	2,518	1,172	3,690
Total	3,535	5,402	8,937	3,830	5,511	9,341	4,329	5,659	9,988
Medical Devices —									
Rhythm Management	1,334	1,315	2,649	1,154	1,236	2,390	1,085	1,170	2,255
Electrophysiology	1,283	1,481	2,764	1,141	1,326	2,467	1,008	1,187	2,195
Heart Failure	1,107	341	1,448	986	293	1,279	888	273	1,161
Vascular	1,118	1,877	2,995	1,056	1,781	2,837	978	1,703	2,681
Structural Heart	1,172	1,351	2,523	1,051	1,195	2,246	883	1,061	1,944
Neuromodulation	773	237	1,010	767	195	962	725	165	890
Diabetes Care	3,181	4,817	7,998	2,633	4,172	6,805	2,129	3,632	5,761
Total	9,968	11,419	21,387	8,788	10,198	18,986	7,696	9,191	16,887
Other	17	—	17	16	—	16	14	—	14
Total	$17,126	$27,202	$44,328	$16,323	$25,627	$41,950	$15,452	$24,657	$40,109

Products sold by the Diagnostics segment include various types of diagnostic tests to detect COVID-19. Abbott's COVID-19 testing-related sales totaled $297 million in 2025, $747 million in 2024, and $1.6 billion in 2023.

Abbott recognizes revenue from product sales upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. For maintenance agreements that provide service beyond Abbott's standard warranty and other service agreements, revenue is recognized ratably over the contract term. A time-based measure of progress appropriately reflects the transfer of services to the customer. Payment terms between Abbott and its customers vary by the type of customer, country of sale, and the products or services offered. The term between invoicing and the payment due date is not significant.

Management exercises judgment in estimating variable consideration. Provisions for discounts, rebates, and sales incentives to customers, returns, and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable and is used for estimating the amount of the reduction in gross sales. Abbott provides rebates to government agencies, wholesalers, group purchasing organizations and other private entities.

Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Historically, adjustments to prior years' rebate accruals have not been material to net earnings.

Other allowances charged against gross sales include cash discounts and returns, which are not significant. Cash discounts are known within 15 to 30 days of sale and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales return terms and other sales terms have remained relatively unchanged for several periods. Product warranties are also not significant.

Notes to Consolidated Financial Statements

Abbott also applies judgment in determining the timing of revenue recognition related to contracts that include multiple performance obligations. The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. For goods or services for which observable standalone selling prices are not available, Abbott uses an expected cost plus a margin approach to estimate the standalone selling price of each performance obligation.

Remaining Performance Obligations

As of December 31, 2025, the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) was $6.1 billion in the Diagnostic Products segment and $444 million in the Medical Devices segment. Abbott expects to recognize revenue on approximately 52 percent of these remaining performance obligations over the next 24 months, approximately 17 percent over the subsequent 12 months and the remainder thereafter.

These performance obligations primarily reflect the future sale of reagents/consumables in contracts with minimum purchase obligations, extended warranty or service obligations related to previously sold equipment, and remote monitoring services related to previously implanted devices. Abbott has applied the practical expedient described in ASC 606-10-50-14 and has not included remaining performance obligations related to contracts with original expected durations of one year or less in the amounts above.

Assets Recognized for Costs to Obtain a Contract with a Customer

Abbott has applied the practical expedient in ASC 340-40-25-4 and records as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of the asset that Abbott otherwise would have recognized is one year or less. Upfront commission fees paid to sales personnel as a result of obtaining or renewing contracts with customers are incremental to obtaining the contract. Abbott capitalizes these amounts as contract costs. Capitalized commission fees are amortized based on the contract duration to which the assets relate, which ranges from two to ten years. The amounts as of December 31, 2025, and 2024 were not significant.

Additionally, the cost of transmitters provided to customers that use Abbott's remote monitoring service with respect to certain medical devices are capitalized as contract costs. Capitalized transmitter costs are amortized based on the timing of the transfer of services to which the assets relate, which typically ranges from eight to ten years. The amounts as of December 31, 2025, and 2024 were not significant.

Other Contract Assets and Liabilities

Abbott discloses Trade receivables separately in the Consolidated Balance Sheet at the net amount expected to be collected. Contract assets primarily relate to Abbott's conditional right to consideration for work completed but not billed at the reporting date. Contract assets at the beginning and end of the period, as well as the changes in the balance, were not significant.

Contract liabilities primarily relate to payments received from customers in advance of performance under the contract. Abbott's contract liabilities arise primarily in the Medical Devices reportable segment when payment is received upfront for various multi-period extended service arrangements. Changes in the contract liabilities during the period are as follows:

(in millions)

Contract Liabilities:	
Balance at December 31, 2023	$ 545
Unearned revenue from cash received during the period	483
Revenue recognized related to contract liability balance	(460)
Balance at December 31, 2024	568
Unearned revenue from cash received during the period	488
Revenue recognized related to contract liability balance	(423)
Balance at December 31, 2025	$ 633

Note 4 — Supplemental Financial Information

Other (income) expense, net, for 2025, 2024, and 2023 includes $590 million, $542 million, and $498 million of income, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans.

In 2024, Abbott sold a non-core business related to its Established Pharmaceutical Products segment. Abbott recorded a loss of $143 million on the sale in Other (income) expense, net in its Consolidated Statement of Earnings. Net assets which primarily related to inventory and net property and equipment, and had a carrying value of $28 million, were included in the sale. The loss on the sale also included $116 million of cumulative foreign currency translation adjustment previously recorded in Accumulated other comprehensive income (loss).

The following summarizes the activity related to the allowance for doubtful accounts:

(in millions)

Allowance for Doubtful Accounts:	
Balance at December 31, 2023	$241
Provisions/charges to income	61
Amounts charged off and other deductions	(55)
Balance at December 31, 2024	247
Provisions/charges to income	75
Amounts charged off and other deductions	(32)
Balance at December 31, 2025	$290

The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts,

Notes to Consolidated Financial Statements

including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

The detail of various balance sheet components is as follows:

(in millions)		
December 31	2025	2024
Long-term Investments:		
Equity securities	$597	$553
Other	321	333
Total	$918	$886

Abbott's equity securities as of December 31, 2025, and December 31, 2024, include $323 million and $313 million, respectively, of investments in mutual funds that are held in a rabbi trust. These investments, which are specifically designated as available for the purpose of paying benefits under a deferred compensation plan, are not available for general corporate purposes and are subject to creditor claims in the event of insolvency.

Abbott also holds certain investments as of December 31, 2025, with a carrying value of $131 million that are accounted for under the equity method of accounting and other equity investments with a carrying value of $124 million that do not have a readily determinable fair value.

(in millions)		
December 31	2025	2024
Other Accrued Liabilities:		
Accrued rebates payable to government agencies	$ 682	$ 621
Accrued other rebates	1,257	1,098
All other	3,873	3,424
Total	$5,812	$5,143

(in millions)		
December 31	2025	2024
Post-employment Obligations and Other Long-term Liabilities:		
Defined benefit pension plans and post-employment medical and dental plans for significant plans	$2,125	$1,880
Net unrecognized tax benefits	1,397	857
Deferred income taxes	559	512
Operating lease liabilities	931	896
All other	2,538	2,586
Total	$7,550	$6,731

Note 5 — Accumulated Other Comprehensive Income (Loss)

The components of the changes in accumulated other comprehensive income (loss), net of income taxes, are as follows:

(in millions)	Cumulative Foreign Currency Translation Adjustments	Net Actuarial Gains (Losses) and Prior Service (Costs) and Credits	Cumulative Gains (Losses) on Derivative Instruments Designated as Cash Flow Hedges	Total
Balance at December 31, 2023	$(6,504)	$(1,376)	$ 41	$(7,839)
Other comprehensive income (loss) before reclassifications	(1,117)	757	245	(115)
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	116	8	(76)	48
Net current period other comprehensive income (loss)	(1,001)	765	169	(67)
Balance at December 31, 2024	(7,505)	(611)	210	(7,906)
Other comprehensive income (loss) before reclassifications	1,574	610	(227)	1,957
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	—	—	(52)	(52)
Net current period other comprehensive income (loss)	1,574	610	(279)	1,905
Balance at December 31, 2025	$(5,931)	$ (1)	$ (69)	$(6,001)

(a) (Income) loss amounts reclassified from accumulated other comprehensive income related to cash flow hedges are recorded as Cost of products sold. Net actuarial losses and prior service cost are included as a component of net periodic benefit cost. See Note 14 — Post-Employment Benefits for additional information. The reclassification of $116 million out of Accumulated other comprehensive income (loss) in 2024 is included in the loss related to the sale of a non-core business included in Other (income) expense.

Notes to Consolidated Financial Statements

Note 6 — Business Acquisitions

On November 19, 2025, Abbott entered into a definitive agreement to acquire Exact Sciences Corporation (Exact Sciences), which is expected to enable Abbott to enter the cancer diagnostics market. The acquisition is subject to customary closing conditions, including the approval of Exact Sciences shareholders, and obtaining the required regulatory clearances. Under the terms of the agreement, Abbott will pay $105 per common share in cash at the completion of the transaction, representing a total equity value of approximately $21 billion and an estimated enterprise value of $23 billion. Abbott's financing contemplates absorption of Exact Sciences' estimated $1.8 billion of net debt.

On November 19, 2025, Abbott obtained a commitment for a 364-day senior unsecured bridge term loan facility for an amount not to exceed $20.0 billion in conjunction with its pending acquisition of Exact Sciences. While Abbott plans to fund this transaction with cash on hand and borrowings, the bridge facility will provide back-up financing.

On September 22, 2023, Abbott completed the acquisition of Bigfoot Biomedical, Inc. (Bigfoot), which furthers Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. The purchase price, the final allocation of acquired assets and liabilities, and the revenue and net income contributed by Bigfoot since the date of acquisition are not material to Abbott's consolidated financial statements.

On April 27, 2023, Abbott completed the acquisition of Cardiovascular Systems, Inc. (CSI) for $20 per common share, which equated to a purchase price of $851 million. The transaction was funded with cash on hand and accounted for as a business combination. CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

The final allocation of the purchase price of the CSI acquisition resulted in the recording of two non-deductible developed technology intangible assets totaling $305 million; a non-deductible IPR&D asset of $15 million, which will be accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation; non-deductible goodwill of $369 million; net deferred tax assets of $46 million and other net assets of $116 million. The goodwill is identifiable to the Medical Devices reportable segment and is attributable to expected synergies from combining operations,

as well as intangible assets that do not qualify for separate recognition. Revenues and earnings of CSI included in Abbott's consolidated financial statements since the acquisition date are not material to Abbott's consolidated revenue and earnings.

Note 7 — Goodwill and Intangible Assets

The total amount of reported goodwill was $24.0 billion at December 31, 2025, and $23.1 billion at December 31, 2024. Foreign currency translation adjustments increased goodwill by $880 million in 2025 and decreased goodwill by $533 million in 2024. In 2025, business acquisitions increased goodwill by $47 million. The amount of goodwill related to reportable segments at December 31, 2025, was $2.7 billion for the Established Pharmaceutical Products segment, $285 million for the Nutritional Products segment, $3.6 billion for the Diagnostic Products segment, and $17.4 billion for the Medical Devices segment. There were no reductions of goodwill relating to impairments in 2025 and 2024.

The gross amount of amortizable intangible assets, primarily product rights and technology, was $27.6 billion and $27.1 billion as of December 31, 2025, and 2024, respectively. In 2025, the gross amount of amortizable intangible assets increased by $48 million due to a business acquisition and other transactions. Accumulated amortization was $23.3 billion and $21.3 billion as of December 31, 2025, and 2024, respectively. Foreign currency translation adjustments increased intangible assets by $86 million in 2025 and decreased intangible assets by $78 million in 2024. The estimated annual amortization expense for intangible assets recorded at December 31, 2025, is approximately $1.5 billion in 2026, $1.2 billion in 2027, $650 million in 2028, $608 million in 2029, and $363 million in 2030. Amortizable intangible assets are amortized over 2 to 20 years.

Indefinite-lived intangible assets, which relate to IPR&D acquired in a business combination and consolidated variable interest entities, were $1.2 billion and $784 million at December 31, 2025, and 2024, respectively. In 2025, IPR&D increased $428 million, related to transactions in the Medical Devices reportable segment. In 2024, IPR&D decreased by $39 million due to charges recorded in Research and development in the Consolidated Statement of Earnings for the impairment of an indefinite-lived intangible asset related to the Medical Devices reportable segment, and was partially offset by a $35 million increase resulting from the finalization of purchase accounting related to a business acquisition.

Notes to Consolidated Financial Statements

Note 8 — Restructuring Plans

In 2025, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its Diagnostics, Nutritionals, Established Pharmaceuticals, and Medical Devices businesses. Abbott recorded employee related severance and other charges of $274 million, of which $109 million was recorded in Cost of products sold, $53 million was recorded in Research and development, and $112 million was recorded in Selling, general, and administrative expenses. Payments related to these actions totaled $94 million in 2025 and the remaining liabilities totaled $180 million at December 31, 2025. In addition, in 2025, Abbott recognized fixed asset impairment charges of $28 million related to these restructuring plans.

In 2024, Abbott management approved plans to streamline certain operations in order to reduce costs and improve efficiencies in its Diagnostics, Medical Devices, Established Pharmaceuticals, and Nutritionals businesses, including the discontinuation of its ZonePerfect® product line. Abbott recorded employee related severance and other charges of $129 million, of which $62 million was recorded in Cost of products sold, $21 million was recorded in Research and development, and $46 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized inventory related charges of $34 million and fixed asset impairment charges of $12 million related to these restructuring plans.

The following summarizes the activity related to the 2024 restructuring actions and the status of the related accruals as of December 31, 2025:

(in millions)	
Restructuring charges in 2024	$129
Payments and other adjustments	(32)
Accrued balance at December 31, 2024	97
Payments and other adjustments	(70)
Accrued balance at December 31, 2025	$ 27

In 2023, Abbott management approved plans to restructure various operations in order to reduce costs in its Medical Devices, Diagnostics, and Established Pharmaceuticals businesses. Abbott recorded employee related severance and other charges of $144 million, of which $56 million was recorded in Cost of products sold, $22 million was recorded in Research and development, and $66 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized fixed asset impairment and inventory related charges of $31 million related to these restructuring plans.

The following summarizes the activity related to the 2023 restructuring actions and the status of the related accruals as of December 31, 2025:

(in millions)	
Restructuring charges in 2023	$144
Payments and other adjustments	(65)
Accrued balance at December 31, 2023	79
Payments and other adjustments	(58)
Accrued balance at December 31, 2024	21
Payments and other adjustments	(15)
Accrued balance at December 31, 2025	$ 6

Note 9 — Incentive Stock Program

The 2017 Incentive Stock Program authorizes the granting of non-qualified stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits, and other share-based awards. Stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program and a prior program. In 2025, Abbott granted 1,486,579 stock options, 365,499 restricted stock awards, and 4,439,430 restricted stock units under this program.

Under Abbott's stock incentive programs, the purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options generally vest equally over three years. Restricted stock awards generally vest over three years, with no more than one-third of the award vesting in any one year upon Abbott reaching a minimum return on equity target. Restricted stock units vest over three years and, upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of options and restricted stock awards and units is recognized as expense over the requisite service period, which may be shorter than the vesting period if an employee is retirement eligible. Forfeitures are estimated at the time of grant. Restricted stock awards and settlement of vested restricted stock units are issued out of treasury shares. Abbott generally issues new shares for exercises of stock options. As a policy, Abbott does not purchase its shares relating to its share-based programs.

In April 2017, Abbott's shareholders authorized the 2017 Incentive Stock Program under which a maximum of 170 million shares were available for issuance. At December 31, 2025, approximately 51 million shares remained available for future issuance.

Notes to Consolidated Financial Statements

The following table summarizes stock option activity for the year ended December 31, 2025, and the outstanding stock options as of December 31, 2025.

(intrinsic values in millions)	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	26,546,749	$ 80.70	4.6	$906
Granted	1,486,579	135.26		
Exercised	(5,337,114)	55.36		
Lapsed	(107,419)	121.45		
Outstanding at December 31, 2025	22,588,795	$ 90.09	4.4	$810
Exercisable at December 31, 2025	19,426,784	$ 84.71	3.8	$788

The following table summarizes restricted stock awards and units activity for the year ended December 31, 2025.

	Share Units	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2024	10,509,572	$113.48
Granted	4,804,929	135.22
Vested	(5,191,859)	113.61
Forfeited	(580,907)	121.81
Outstanding at December 31, 2025	9,541,735	$123.85

The fair market value of restricted stock awards and units vested in 2025, 2024, and 2023 was $685 million, $570 million, and $536 million, respectively.

The total intrinsic value of options exercised in 2025, 2024, and 2023 was $389 million, $238 million, and $102 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2025, amounted to $467 million, which is expected to be recognized over the next three years.

Total non-cash stock compensation expense charged against income in 2025, 2024, and 2023 for share-based plans totaled $664 million, $673 million, and $644 million, respectively, and the tax benefit recognized was $223 million, $181 million, and $144 million, respectively. Stock compensation cost capitalized as part of inventory is not significant.

The table below summarizes the fair value of an option granted in 2025, 2024, and 2023 and the assumptions included in the Black-Scholes option-pricing model used to estimate the fair value:

	2025	2024	2023
Fair value	$36.27	$31.10	$26.87
Risk-free interest rate	4.2%	4.3%	4.0%
Average life of options (years)	6.0	6.0	6.0
Volatility	24.8%	25.2%	24.4%
Dividend yield	1.7%	1.9%	1.9%

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

Note 10 — Debt and Lines of Credit

The following is a summary of long-term debt at December 31:

(in millions)	2025	2024
2.95% Notes, due 2025	$ —	$ 1,000
3.875% Notes, due 2025	—	500
1.50% Notes, due 2026	1,344	1,188
3.75% Notes, due 2026	1,700	1,700
0.375% Notes, due 2027	695	615
1.15% Notes, due 2028	650	650
5-year term loan due 2029	589	583
1.40% Notes, due 2030	650	650
4.75% Notes, due 2036	1,650	1,650
6.15% Notes, due 2037	547	547
6.00% Notes, due 2039	515	515
5.30% Notes, due 2040	694	694
4.75% Notes, due 2043	700	700
4.90% Notes, due 2046	3,250	3,250
Unamortized debt issuance costs	(47)	(53)
Other, including fair value adjustments relating to interest rate hedge contracts designated as fair value hedges	(8)	(64)
Total carrying amount of long-term debt	12,929	14,125
Less: Current portion	3,033	1,500
Total long-term portion	$ 9,896	$12,625

On November 19, 2025, Abbott obtained a commitment for a 364-day senior unsecured bridge term loan facility for an amount not to exceed $20.0 billion in conjunction with its pending acquisition of Exact Sciences. While Abbott plans to fund this transaction with cash on hand and borrowings, the bridge facility will provide back-up financing.

On September 15, 2025, Abbott repaid the $500 million outstanding principal amount of its 3.875% Notes upon maturity. On March 17, 2025, Abbott repaid the $1.0 billion outstanding principal amount of its 2.95% Notes upon maturity. On November 19, 2024, Abbott

Notes to Consolidated Financial Statements

repaid the €590 million outstanding principal amount of its 0.10% Notes upon maturity. The repayment equated to approximately $640 million. On November 30, 2023, Abbott repaid the $1.05 billion outstanding principal amount of its 3.40% Notes upon maturity. On September 27, 2023, Abbott repaid the €1.14 billion outstanding principal amount of its 0.875% Notes upon maturity. The repayment equated to approximately $1.2 billion. In September 2023, Abbott repaid approximately $197 million of debt assumed as part of a prior business acquisition.

In 2024, Abbott modified its existing, yen-denominated 5-year term loan scheduled to mature in November 2024. The amended terms included a net increase in principal debt from ¥59.8 billion to ¥92.0 billion, with a new maturity date in June 2029. The modified, 5-year term loan bears interest at the Tokyo Interbank Offered Rate (TIBOR) plus a fixed spread, and the interest rate is reset quarterly. The net proceeds equated to approximately $201 million.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. In 2024, Abbott terminated its 2020 Five Year Credit Agreement (2020 Agreement) and entered into a new Five Year Credit Agreement (Revolving Credit Agreement). There were no outstanding borrowings under the 2020 Agreement at the time of its termination. Any borrowings under the Revolving Credit Agreement will mature and be payable on January 29, 2029, and will bear interest, at Abbott's option, based on either a base rate or Secured Overnight Financing Rate (SOFR), plus an applicable margin based on Abbott's credit ratings.

Principal payments required on long-term debt outstanding at December 31, 2025, are $3.0 billion in 2026, $700 million in 2027, $653 million in 2028, $591 million in 2029, $650 million in 2030, and $7.4 billion in 2031 and thereafter.

At December 31, 2025, Abbott's long-term debt rating was AA- by S&P Global Ratings and Aa3 by Moody's Investors Service. Abbott expects to maintain an investment grade rating.

Note 11 — Leases

Leases where Abbott is the Lessee

Abbott has entered into operating leases as the lessee for office space, manufacturing facilities, R&D laboratories, warehouses, vehicles, and equipment. Finance leases are not significant. Abbott's operating leases generally have remaining lease terms of 1 to 10 years. Some leases include options to extend beyond the original lease term, generally up to 10 years and some include options to terminate early. These options have been included in the determination of the lease liability when it is reasonably certain that the option will be exercised.

For all of its asset classes, Abbott elected the practical expedient allowed under FASB ASC No. 842, "Leases" to account for each lease component (e.g., the right to use office space) and the associated non-lease components (e.g., maintenance services) as a single lease component. Abbott also elected the short-term lease accounting policy for all asset classes; therefore, Abbott is not recognizing a lease liability or right of use (ROU) asset for any lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that Abbott is reasonably certain to exercise.

As Abbott's leases typically do not provide an implicit rate, the interest rate used to determine the present value of the payments under each lease typically reflects Abbott's incremental borrowing rate based on information available at the lease commencement date.

The following table provides information related to Abbott's operating leases:

(in millions, except weighted averages)	2025	2024	2023
Operating lease cost (a)	$391	$366	$356
Cash paid for amounts included in the measurement of operating lease liabilities	315	300	276
ROU assets arising from entering into new operating lease obligations	300	253	253
Weighted average remaining lease term at December 31 (in years)	7	7	7
Weighted average discount rate at December 31	3.9%	3.6%	3.4%

(a) Includes short-term lease expense and variable lease costs, which were immaterial in the years ended December 31, 2025, 2024, and 2023.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2025, were as follows:

(in millions)	
2026	$ 316
2027	254
2028	197
2029	151
2030	111
Thereafter	362
Total future minimum lease payments – undiscounted	1,391
Less: imputed interest	(184)
Present value of lease liabilities	$1,207

The following table summarizes the amounts and location of operating lease ROU assets and lease liabilities:

(in millions) December 31	2025	2024	Balance Sheet Caption
Operating Lease – ROU Asset	$1,126	$1,075	Deferred income taxes and other assets
Operating Lease Liability:			
Current	$ 276	$ 254	Other accrued liabilities
Non-current	931	896	Post-employment obligations and other long-term liabilities
Total Liability	$1,207	$1,150	

Leases where Abbott is the Lessor

Certain assets, primarily diagnostic instruments, are leased to customers under contractual arrangements that typically include an operating or sales-type lease as well as performance obligations for reagents and other consumables. Sales-type leases are not significant. Contract terms vary by customer and may include options to terminate the contract or options to extend the contract. Where instruments are provided under operating lease arrangements, some portion or the entire lease revenue may be variable

Notes to Consolidated Financial Statements

and subject to subsequent non-lease component (e.g., reagent) sales. The allocation of revenue between the lease and non-lease components is based on standalone selling prices. Operating lease revenue represented less than 3 percent of Abbott's total net sales in the years ended December 31, 2025, 2024, and 2023.

Assets related to operating leases are reported within Net property and equipment on the Consolidated Balance Sheet. The original cost and the net book value of such assets were $4.6 billion and $2.1 billion, respectively, as of December 31, 2025, and $3.9 billion and $1.8 billion, respectively, as of December 31, 2024.

Note 12 — Financial Instruments, Derivatives, and Fair Value Measures

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates, primarily related to anticipated intercompany purchases by subsidiaries whose functional currencies are not the U.S. dollar. These contracts, with gross notional amounts totaling $7.4 billion at December 31, 2025, and $7.0 billion at December 31, 2024, are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of December 31, 2025, will be included in Cost of products sold at the time the products are sold, generally through the next twelve to eighteen months.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated

third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell or buy foreign currencies, primarily European currencies, in exchange for primarily U.S. dollars and European currencies. For intercompany and trade payables and receivables, the currency exposures are primarily the U.S. dollar and European currencies. At December 31, 2025, and 2024, Abbott held gross notional amounts of $13.1 billion and $16.2 billion, respectively, of such foreign currency forward exchange contracts.

Abbott has designated a yen-denominated, 5-year term loan of $589 million and $583 million as of December 31, 2025, and December 31, 2024, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt is due to changes in foreign exchange rates, recorded in Accumulated other comprehensive income (loss), net of tax.

Abbott is a party to interest rate hedge contracts to manage its exposure to changes in the fair value of fixed-rate debt. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. Abbott records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount. Abbott had interest rate contracts totaling $1.2 billion at December 31, 2025, and $2.2 billion at December 31, 2024.

The following table summarizes the amounts and location of certain derivative financial instruments as of December 31:

(in millions)	Fair Value—Assets			Fair Value—Liabilities		
	2025	2024	Balance Sheet Caption	2025	2024	Balance Sheet Caption
Interest rate swaps designated as fair value hedges:						
Non-current	$ —	$ —	Deferred income taxes and other assets	$ —	$ 51	Post-employment obligations and other long-term liabilities
Current	—	1	Prepaid expenses and other receivables	19	—	Other accrued liabilities
Foreign currency forward exchange contracts:						
Hedging instruments	57	243	Prepaid expenses and other receivables	231	19	Other accrued liabilities
Others not designated as hedges	51	147	Prepaid expenses and other receivables	66	112	Other accrued liabilities
Debt designated as a hedge of net investment in a foreign subsidiary	—	—	n/a	589	583	Long-term debt
	$108	$391		$905	$765	

The following table summarizes the activity for foreign currency forward exchange contracts designated as cash flow hedges, debt designated as a hedge of net investment in a foreign subsidiary and certain other derivative financial instruments, as well as the amounts and location of income (expense) and gain (loss) reclassified into income.

(in millions)	Gain (loss) Recognized in Other Comprehensive Income (loss)			Income (expense) and Gain (loss) Reclassified into Income			
	2025	2024	2023	2025	2024	2023	Income Statement Caption
Foreign currency forward exchange contracts designated as cash flow hedges	$(282)	$347	$(22)	$63	$103	$187	Cost of products sold
Debt designated as a hedge of net investment in a foreign subsidiary	(6)	37	27	n/a	n/a	n/a	n/a
Interest rate swaps designated as fair value hedges	n/a	n/a	n/a	32	44	61	Interest expense

Notes to Consolidated Financial Statements

Gains of $104 million and $131 million, and a loss of $44 million were recognized in 2025, 2024, and 2023, respectively, related to foreign currency forward exchange contracts not designated as hedges. These amounts are reported in the Consolidated Statement of Earnings on the Net foreign exchange (gain) loss line.

The interest rate swaps are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The hedged debt is marked to market, offsetting the effect of marking the interest rate swaps to market.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.

	2025		2024	
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term Investment Securities:				
Equity securities	$ 597	$ 597	$ 553	$ 553
Other	321	321	333	333
Total long-term debt	(12,929)	(12,772)	(14,125)	(13,710)
Foreign Currency Forward Exchange Contracts:				
Receivable position	108	108	390	390
(Payable) position	(297)	(297)	(131)	(131)
Interest Rate Hedge Contracts:				
Receivable position	—	—	1	1
(Payable) position	(19)	(19)	(51)	(51)

The fair value of the debt was determined based on significant other observable inputs, including current interest rates.

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

		Basis of Fair Value Measurement		
(in millions)	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2025:				
Equity securities	$ 342	$342	$ —	$ —
Foreign currency forward exchange contracts	108	—	108	—
Total Assets	$ 450	$342	$ 108	$ —
Fair value of hedged long-term debt	$1,133	$ —	$1,133	$ —
Interest rate swap derivative financial instruments	19	—	19	—
Foreign currency forward exchange contracts	297	—	297	—
Contingent consideration related to business combinations	1	—	—	1
Total Liabilities	$1,450	$ —	$1,449	$ 1
December 31, 2024:				
Equity securities	$ 323	$323	$ —	$ —
Interest rate swap derivative financial instruments	1	—	1	—
Foreign currency forward exchange contracts	390	—	390	—
Total Assets	$ 714	$323	$ 391	$ —
Fair value of hedged long-term debt	$2,096	$ —	$2,096	$ —
Interest rate swap derivative financial instruments	51	—	51	—
Foreign currency forward exchange contracts	131	—	131	—
Contingent consideration related to business combinations	38	—	—	38
Total Liabilities	$2,316	$ —	$2,278	$38

Notes to Consolidated Financial Statements

The fair value of foreign currency forward exchange contracts is determined using a market approach, which utilizes values for comparable derivative instruments. The fair value of the debt was determined based on the face value of the debt adjusted for the fair value of the interest rate swaps, which is based on a discounted cash flow analysis using significant other observable inputs.

Contingent consideration relates to businesses acquired by Abbott. The fair value of the contingent consideration was determined based on independent appraisals at the time of acquisition, adjusted for the time value of money and other changes in fair value. The decrease in the amount of contingent consideration from December 31, 2024, reflects a contingent consideration payment related to a previous business combination.

Note 13 — Litigation and Environmental Matters

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $4 million, and the aggregate cleanup exposure is not expected to exceed $10 million.

Abbott has been named as a defendant in a number of lawsuits alleging that its preterm infant formula and human milk fortifier products that contain cow's milk ingredients cause an intestinal disease known as necrotizing enterocolitis (NEC) and inadequately warn about the risk of NEC. These lawsuits claim that certain preterm infants suffered injury or death as a result of contracting NEC. Two cases have gone to trial. In a Missouri state case, a jury awarded a plaintiff $495 million in damages. In a second Missouri state court case, a jury found in Abbott's favor, and the judge later ordered a new trial in that matter. The two Missouri cases are on appeal. In the first three federal Multidistrict Litigation (MDL) "bell-wether" cases, the U.S. District Court for the Northern District of Illinois granted summary judgment in favor of Abbott. The plaintiff in the first case has filed an appeal. Abbott stands by its products and the information it provided about them. Abbott does not believe that it is probable that a material loss will be incurred related to these lawsuits and therefore, no reserves have been recorded. Given the uncertainty as to the possible outcome in each of these lawsuits, Abbott is unable to reasonably estimate a range of possible loss related to these lawsuits.

Abbott is involved in various claims and legal proceedings, and Abbott estimates the range of possible loss for its legal proceedings and environmental exposures to be from approximately $170 million to $180 million. The recorded accrual balance at December 31, 2025, for these proceedings and exposures was approximately $175 million and included $165 million for legal reserves related to a negotiated settlement. This accrual represents management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies." Within the next year, legal proceedings may occur that may result in a change in the estimated loss accrued by Abbott. While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management

believes that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations, except for the cases discussed in the second paragraph of this note, the resolution of which could be material to Abbott's financial position, cash flows, or results of operations.

Note 14 — Post-Employment Benefits

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans. Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

(in millions)	Defined Benefit Plans		Medical and Dental Plans	
	2025	2024	2025	2024
Projected benefit obligations, January 1	$ 9,450	$10,030	$ 1,166	$1,181
Service cost — benefits earned during the year	216	242	43	39
Interest cost on projected benefit obligations	493	469	68	54
(Gains) losses, primarily changes in discount rates, plan design changes, law changes and differences between actual and estimated healthcare costs	(95)	(763)	186	(33)
Benefits paid	(433)	(398)	(78)	(73)
Other, including foreign currency translation	249	(130)	1	(2)
Projected benefit obligations, December 31	$ 9,880	$9,450	$ 1,386	$1,166
Plan assets at fair value, January 1	$14,143	$13,085	$ 277	$ 288
Actual return (loss) on plan assets	1,891	1,259	53	26
Company contributions	309	349	86	36
Benefits paid	(433)	(398)	(78)	(73)
Other, including foreign currency translation	337	(152)	—	—
Plan assets at fair value, December 31	$16,247	$14,143	$ 338	$ 277
Projected benefit obligations less (greater) than plan assets, December 31	$ 6,367	$ 4,693	$(1,048)	$ (889)
Long-term assets	$ 7,490	$ 5,724	$ —	$ —
Short-term liabilities	(44)	(38)	(2)	(2)
Long-term liabilities	(1,079)	(993)	(1,046)	(887)
Net asset (liability)	$ 6,367	$ 4,693	$(1,048)	$ (889)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):				
Actuarial (gains) losses, net	$ (156)	$ 772	$ 188	$ 29
Prior service costs (credits)	4	5	1	(8)
Total	$ (152)	$ 777	$ 189	$ 21

Notes to Consolidated Financial Statements

The $95 million of defined benefit plan gains in 2025 that decreased the projected benefit obligations primarily reflect the favorable impact of actual asset returns in excess of expected returns and the year-over-year increase in discount rates used to measure the obligations. The $186 million of medical and dental plan loss that increased the projected benefit obligations primarily reflects higher claims. The $763 million of defined benefit plan gains and $33 million of medical and dental plan gains in 2024 that decreased the projected benefit obligations primarily reflect the year-over-year increase in the discount rates used to measure the obligations. The projected benefit obligations for non-U.S. defined benefit plans were $2.4 billion and $2.3 billion at December 31, 2025, and 2024, respectively. The accumulated benefit obligations for all defined benefit plans were $9.2 billion and $8.7 billion at December 31, 2025, and 2024, respectively.

For plans where the projected benefit obligations exceeded plan assets at December 31, 2025 and 2024, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2025	2024
Projected benefit obligation	$1,275	$1,180
Fair value of plan assets	152	149

For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2025, and 2024, the aggregate accumulated benefit obligations, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2025	2024
Accumulated benefit obligation	$1,196	$1,112
Projected benefit obligation	1,275	1,180
Fair value of plan assets	152	149

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans. Net periodic benefit costs, other than service costs, are recognized in the Other (income) expense, net line of the Consolidated Statement of Earnings. The components of the net periodic benefit cost as of December 31 were as follows:

(in millions)	Defined Benefit Plans			Medical and Dental Plans		
	2025	2024	2023	2025	2024	2023
Service cost — benefits earned during the year	$ 216	$ 242	$ 230	$ 43	$ 39	$ 38
Interest cost on projected benefit obligations	493	469	455	68	54	59
Expected return on plans' assets	(1,124)	(1,050)	(971)	(27)	(24)	(23)
Amortization of actuarial losses (gains)	8	24	11	—	(2)	(2)
Amortization of prior service costs (credits)	1	1	1	(9)	(13)	(13)
Total net cost (income)	$ (406)	$(314)	$(274)	$ 75	$ 54	$ 59

In addition, approximately $15 million of income was recognized in 2023 related to the curtailment of a non-U.S. defined benefit plan.

Other comprehensive income (loss) for each respective year includes the amortization of actuarial losses (gains) and prior service costs (credits) as noted in the previous table. Other comprehensive income (loss) for each respective year also includes: net actuarial gains of $861 million for defined benefit plans and a loss of $160 million for medical and dental plans in 2025; net actuarial gains of $971 million for defined benefit plans and a gain of $36 million for medical and dental plans in 2024, and net actuarial gains of $182 million for defined benefit plans and a loss of $33 million for medical and dental plans in 2023. The net actuarial gains in 2025 related to defined benefit plans are primarily due to the favorable impact of actual asset returns in excess of expected returns and the year-over-year increase in discount rates. The net actuarial loss in 2025 related to medical and dental plans is primarily due to higher claims. The net actuarial gains in 2024 related to defined benefit plans are primarily due to the favorable impact of actual asset returns in excess of expected returns and the year-over-year increase in discount rates. The net actuarial gain in 2024 related to medical and dental plans is primarily due to the year-over-year increase in discount rates.

The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans are as follows:

	2025	2024	2023
Discount rate	5.5%	5.4%	4.8%
Expected aggregate average long-term change in compensation	4.6%	4.6%	4.6%

The weighted average assumptions used to determine the net cost for defined benefit plans and medical and dental plans are as follows:

	2025	2024	2023
Discount rate	5.4%	4.8%	5.0%
Expected return on plan assets	7.6%	7.6%	7.6%
Expected aggregate average long-term change in compensation	4.6%	4.6%	4.5%

The assumed healthcare cost trend rates for medical and dental plans at December 31 were as follows:

	2025	2024	2023
Healthcare cost trend rate assumed for the next year	9%	8%	8%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that rate reaches the assumed ultimate rate	2033	2031	2029

The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The healthcare cost trend rates represent Abbott's expected annual rates of change in the cost of healthcare benefits and are forward projections of healthcare costs as of the measurement date.

Notes to Consolidated Financial Statements

The following table summarizes the bases used to measure the defined benefit and medical and dental plan assets at fair value:

		Basis of Fair Value Measurement			
(in millions)	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV (j)
December 31, 2025					
Equities:					
U.S. large cap (a)	$ 4,323	$3,072	$ —	$—	$1,251
U.S. mid and small cap (b)	952	941	—	4	7
International (c)	3,696	604	—	—	3,092
Fixed income securities:					
U.S. government securities (d)	485	7	463	—	15
Corporate debt instruments (e)	1,775	127	1,213	—	435
Non-U.S. government securities (f)	783	61	3	—	719
Other (g)	999	362	180	—	457
Absolute return funds (h)	2,136	404	—	—	1,732
Cash and Cash Equivalents	396	16	—	—	380
Other (i)	1,040	—	3	—	1,037
	$16,585	$5,594	$1,862	$ 4	$9,125
December 31, 2024					
Equities:					
U.S. large cap (a)	$ 3,873	$2,714	$ —	$—	$1,159
U.S. mid and small cap (b)	918	909	—	1	8
International (c)	2,827	518	—	—	2,309
Fixed income securities:					
U.S. government securities (d)	441	7	420	—	14
Corporate debt instruments (e)	1,558	120	1,032	—	406
Non-U.S. government securities (f)	627	43	2	—	582
Other (g)	916	335	175	—	406
Absolute return funds (h)	1,814	283	—	—	1,531
Cash and Cash Equivalents	314	16	—	—	298
Other (i)	1,132	7	—	—	1,125
	$14,420	$4,952	$1,629	$ 1	$7,838

(a) A mix of index funds and actively managed equity accounts that are benchmarked to various large cap indices.

(b) A mix of index funds and actively managed equity accounts that are benchmarked to various mid and small cap indices.

(c) A mix of index funds and actively managed pooled investment funds that are benchmarked to various non-U.S. equity indices in both developed and emerging markets.

(d) A mix of index funds and actively managed accounts that are benchmarked to various U.S. government bond indices.

(e) A mix of index funds and actively managed accounts that are benchmarked to various corporate bond indices.

(f) Primarily United Kingdom, Canada, Japan and Eurozone government bonds.

(g) Primarily asset backed securities, bank loans, interest rate swap positions and diversified fixed income vehicles benchmarked to SOFR, Sterling Overnight Interbank Average (SONIA), or EURIBOR.

(h) Primarily hedge funds and funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies, including but not limited to equities, fixed income, commodities, interest rate futures, currencies, and other securities to outperform an agreed upon benchmark with specific return and volatility targets.

(i) Primarily investments in private funds, such as private equity, private credit, private real estate, and private energy funds.

(j) Investments measured at fair value using the net asset value (NAV) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Notes to Consolidated Financial Statements

Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. For approximately half of these funds, investments may be redeemed once per week or month, with a required 2 to 30 day notice period. For the remaining funds, daily redemption of an investment is allowed. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry recognized vendors. Abbott did not have any unfunded commitments related to fixed income funds at December 31, 2025, and 2024. Fixed income securities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. For the majority of these funds, investments may be redeemed either weekly or monthly, with a required 2 to 60 day notice period. For the remaining funds, investments may be generally redeemed daily.

Absolute return funds are valued at the NAV provided by the fund administrator. Abbott did not have any unfunded commitments related to absolute return funds at December 31, 2025, and 2024. Investments in these funds may be generally redeemed monthly or quarterly with required notice periods ranging from 5 to 90 days. For approximately $350 million of the absolute return funds, redemptions are subject to a 25 percent gate and $60 million is subject to a lock until 2028. All private funds are valued at the NAV provided by the fund on a one-quarter lag adjusted for known cash flows and significant events through the reporting date. Investments in the private funds cannot be redeemed but the funds will make distributions through liquidation. The estimate of the liquidation period for each fund ranges from 2026 to 2035. Abbott's unfunded commitment in these funds was $630 million and $540 million as of December 31, 2025, and 2024, respectively.

The investment mix of equity securities, fixed income, and other asset allocation strategies is based upon achieving a desired return, as well as balancing higher return, more volatile equity securities with lower return, and less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities, and credit quality. The plans do not directly hold any securities of Abbott. There are no known significant concentrations of risk in the plans' assets. Abbott's medical and dental plans' assets are invested in a similar mix as the pension plan assets. The actual asset allocation percentages at year end are consistent with the company's targeted asset allocation percentages.

The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Abbott funds its domestic pension plans according to U.S. Internal Revenue Service (IRS) funding limitations. International pension plans are funded according to similar regulations. Abbott funded $309 million in 2025 and $349 million in 2024 and 2023 to pension plans. Abbott expects to contribute approximately $85 million to its pension plans in 2026.

Total benefit payments expected to be paid to participants, which include payments funded from company assets, as well as paid from the plans, are as follows:

(in millions)	Defined Benefit Plans	Medical and Dental Plans
2026	$ 447	$ 76
2027	466	81
2028	489	86
2029	515	91
2030	540	95
2031 to 2035	3,077	544

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $256 million in 2025, $207 million in 2024, and $199 million in 2023.

Note 15 — Taxes on Earnings

Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

Taxes on earnings included $92 million, $50 million, and $22 million in excess tax benefits associated with share-based compensation in 2025, 2024, and 2023, respectively. As a result of the resolution of various tax positions related to prior years, taxes on earnings in 2025, 2024, and 2023 also included approximately $70 million of net tax benefit, $25 million, and $80 million of net tax expense, respectively. In 2025, taxes on earnings included approximately $610 million of tax expense related to a deferred tax asset that was recognized as a significant non-cash tax benefit in a prior year. In 2024, taxes on earnings included $7.5 billion in non-cash valuation allowance adjustments resulting from the restructuring of certain foreign affiliates and the confirmation of certain tax filing positions. The restructuring improved profitability to several of Abbott's affiliates and management concluded that the related preexisting deferred tax assets, which historically had a full valuation allowance, were more likely than not to be realizable in future periods. In particular, Abbott considered the likelihood of sustained ongoing profitability of the affiliates as a positive factor that outweighed all available negative evidence considered. Accordingly, Abbott released the full valuation allowance on such deferred tax assets and recorded the offset to taxes on earnings.

Notes to Consolidated Financial Statements

The TCJA included a one-time transition tax that is based on Abbott's total post-1986 earnings and profits (E&P) that were previously deferred from U.S. income taxes. The tax computation also required the determination of the amount of post-1986 E&P considered held in cash and other specified assets. As of December 31, 2025, the remaining balance of Abbott's transition tax obligation related to the TCJA was approximately $205 million. The final installment will be paid in 2026 as allowed by the TCJA. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

In the U.S., Abbott's federal income tax returns through 2016 are settled. In September 2023, Abbott received a Statutory Notice of Deficiency (SNOD) from the IRS for the 2019 Federal tax year in the amount of $417 million. The primary adjustments proposed in the SNOD relate to the reallocation of income between Abbott's U.S. entities and its foreign affiliates. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit, in part because certain adjustments contradict methods that were agreed to with the IRS in prior audit periods. The SNOD also contains other proposed adjustments that Abbott believes are erroneous and unsupported. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2023.

In June 2024, Abbott received a SNOD from the IRS for the 2017 and 2018 Federal tax years in the amount of $192 million. The matters proposed in the 2017/2018 SNOD are substantially similar to the income allocation adjustments included in the 2019 SNOD. Abbott filed a petition in September 2024 with the U.S. Tax Court contesting the 2017/2018 SNOD in a manner consistent with its petition for the 2019 SNOD.

In October 2024, Abbott received a SNOD from the IRS for the 2020 Federal tax year assessing an additional $443 million of income tax. The primary adjustments proposed in the SNOD are substantially similar to the income allocation adjustments included in the 2017/2018 and 2019 SNODs. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit. The SNOD also contains other proposed adjustments and omissions that Abbott believes are erroneous and unsupported. In addition to the tax assessment for the 2020 tax year, the 2020 SNOD also contested a deduction for which an estimated $440 million cash tax benefit would be available in a different taxable year as allowed under applicable U.S. tax law. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2024.

Abbott and the IRS are in active discussions regarding several of the disputed items contained in the 2017–2020 SNODs.

In July 2024, Abbott received a $413 million tax assessment from the Malaysian tax authorities for the 2023 tax year. The assessment applies a property capital gains tax on the value of the shares associated with the intercompany sale of an affiliate. Abbott believes the assessment of the Malaysian tax authority to be without merit. In October 2025, the Penang High Court upheld the assessment of the Malaysian tax authority. In October 2025, Abbott filed an appeal with the Malaysian Court of Appeals.

There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which Abbott expects to be individually significant. Abbott intends to vigorously defend its filing positions in all jurisdictions in which it has unresolved tax matters through ongoing discussions with taxing administrations and/or through litigation as necessary. Abbott reserves for uncertain tax positions related to unresolved tax matters where Abbott's tax filing position does not meet the standard for recognition of an income tax benefit. Abbott continues to believe that the amount of its recorded reserves for uncertain tax positions is appropriate. Reserves for interest and penalties are not significant.

The Organization for Economic Cooperation & Development (OECD) has proposed a two-pillared plan for a revised international tax system. Pillar 1 proposes to reallocate taxing rights among the jurisdictions in which in-scope multinational corporations operate. Pillar 2 proposes to assess a 15 percent minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Numerous countries have enacted legislation to adopt the Pillar 2 model rules. On January 5, 2026, the OECD released administrative guidance that, when enacted, exempts US-parented groups from the Pillar 2 minimum tax. Abbott continues to monitor legislative developments and assess any potential impacts on Abbott's operations for both the Pillar 1 and Pillar 2 proposals.

Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

(in millions)	2025	2024	2023
Earnings Before Taxes:			
Domestic	$1,762	$ 947	$1,192
Foreign	6,704	6,066	5,472
Total	$8,466	$ 7,013	$6,664

(in millions)	2025	2024	2023
Taxes on Earnings:			
Current:			
Domestic	$ —	$ 497	$ 528
Federal	302		
State	85		
Foreign	1,114	1,075	874
Total current	1,501	1,572	1,402
Deferred:			
Domestic	—	(459)	(382)
Federal	(217)		
State	(40)		
Foreign	698	(7,502)	(79)
Total deferred	441	(7,961)	(461)
Total	$1,942	$(6,389)	$ 941

Notes to Consolidated Financial Statements

Income taxes paid (net of refunds received) were as follows:

(in millions)	2025
Income taxes paid (net of refunds received):	
Federal	$ 683
State	33
Foreign:	
Germany	139
United Kingdom	384
All other jurisdictions	694
Total	$1,933

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2025	
(dollars in millions)	Amount	Percent
U.S. federal statutory tax rate	$1,778	21.0%
Foreign tax effects		
Costa Rica		
Tax rate differential	(116)	(1.4)
Germany		
Affiliate financing	100	1.2
Other	40	0.5
Luxembourg		
Affiliate investing	596	7.0
Malta		
Tax rate differential	(137)	(1.6)
Affiliate financing	(159)	(1.9)
Other	(40)	(0.5)
Other foreign jurisdictions	128	1.5
Effect of cross-border tax laws		
Foreign derived intangible income (FDII)	(148)	(1.7)
Other	40	0.5
Other adjustments	(140)	(1.7)
Effective tax rate	$1,942	22.9%

	2024	2023
Statutory tax rate on earnings	21.0%	21.0%
Impact of foreign operations	(1.8)	(3.6)
Foreign-derived intangible income benefit	(2.3)	(2.2)
Valuation allowance adjustments	(107.1)	—
Excess tax benefits related to stock compensation	(0.7)	(0.3)
Research tax credit	(1.0)	(1.1)
Resolution of certain tax positions pertaining to prior years	0.4	1.2
Intercompany restructurings and integration	0.2	(1.4)
State taxes, net of federal benefit	0.3	0.5
All other, net	(0.1)	—
Effective tax rate on earnings	(91.1)%	14.1%

Impact of foreign operations is primarily derived from operations in Puerto Rico, Switzerland, Ireland, the Netherlands, Costa Rica, Singapore, Malta, and Malaysia.

The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

(in millions)	2025	2024
Deferred tax assets:		
Trade receivable reserves	$ 227	$ 230
Research and development costs	902	773
Inventory reserves	146	168
Lease liabilities	280	265
Deferred intercompany profit	319	284
NOLs, reserves not currently deductible, credit carryforwards and other	9,730	10,353
Total deferred tax assets before valuation allowance	11,604	12,073
Valuation allowance	(1,771)	(1,664)
Total deferred tax assets	9,833	10,409
Deferred tax liabilities:		
Compensation and employee benefits	(520)	(276)
Depreciation	(489)	(408)
Right of use lease assets	(263)	(249)
Other, primarily the excess of book basis over tax basis of intangible assets	(1,056)	(1,365)
Total deferred tax liabilities	(2,328)	(2,298)
Total net deferred tax assets (liabilities)	$ 7,505	$ 8,111

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled:

(in millions)	2025	2024
January 1	$3,568	$3,323
Increase due to current year tax positions	343	167
Increase due to prior year tax positions	245	174
Decrease due to prior year tax positions	(77)	(50)
Settlements	(18)	(13)
Lapse of statute	(24)	(33)
December 31	$4,037	$3,568

Abbott's unrecognized tax benefits table includes amounts related to tax positions for which a deferred tax asset has not been recognized because the recognition of the future benefit is not expected.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $2.6 billion.

Notes to Consolidated Financial Statements

Note 16 — Segment and Geographic Area Information

Abbott's principal business is the discovery, development, manufacture, and sale of a broad line of healthcare products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, healthcare facilities, laboratories, physicians' offices, and government agencies throughout the world.

Abbott's reportable segments are as follows:

Established Pharmaceutical Products—International sales of a broad line of branded generic pharmaceutical products.

Nutritional Products—Worldwide sales of a broad line of adult and pediatric nutritional products.

Diagnostic Products—Worldwide sales of diagnostic systems and tests for blood banks, hospitals, commercial laboratories, and alternate-care testing sites. For segment reporting purposes, the Core Laboratory, Rapid Diagnostics, Molecular, and Point of Care businesses are aggregated and reported as the Diagnostic Products segment.

Medical Devices—Worldwide sales of rhythm management, electrophysiology, heart failure, vascular, structural heart, neuromodulation, and diabetes care products. For segment reporting purposes, the Rhythm Management, Electrophysiology, Heart Failure, Vascular, Structural Heart, Neuromodulation, and Diabetes Care businesses are aggregated and reported as the Medical Devices segment.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. The chief operating decision maker (CODM) at Abbott is the Chief Executive Officer. The CODM primarily considers sales and operating margin to assess the performance of segments and to allocate resources, where segment operating margin profitability includes cost of products sold and operating expenses. The cost of some corporate functions and the cost of certain employee benefits are charged to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to segments. In addition, intangible asset amortization is not allocated to operating segments, and intangible assets and goodwill are not included in the measure of each segment's assets.

The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

(in millions)	Net Sales to External Customers (a)			Cost of Products Sold			Research and Development			Selling, General and Administrative			Operating Earnings (a)		
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Established Pharmaceuticals	$ 5,536	$ 5,194	$ 5,066	$ (2,615)	$ (2,444)	$ (2,357)	$ (176)	$ (176)	$ (173)	$ (1,455)	$ (1,341)	$(1,330)	$ 1,290	$ 1,233	$ 1,206
Nutritionals	8,451	8,413	8,154	(4,569)	(4,532)	(4,495)	(213)	(209)	(204)	(2,111)	(2,167)	(2,122)	1,558	1,505	1,333
Diagnostics	8,937	9,341	9,988	(4,984)	(4,995)	(5,264)	(602)	(656)	(698)	(1,611)	(1,617)	(1,593)	1,740	2,073	2,433
Medical Devices	21,387	18,986	16,887	(6,973)	(6,408)	(5,803)	(1,753)	(1,546)	(1,362)	(5,449)	(4,879)	(4,416)	7,212	6,153	5,306
Total	$44,311	$41,934	$40,095	$(19,141)	$(18,379)	$(17,919)	$(2,744)	$(2,587)	$(2,437)	$(10,626)	$(10,004)	$(9,461)	$11,800	$10,964	$10,278
Other	17	16	14												
Net sales	$44,328	$41,950	$40,109												
Corporate functions and plan benefit costs													(157)	(422)	(308)
Net interest expense													(185)	(215)	(252)
Share-based compensation													(664)	(673)	(644)
Amortization of Intangible assets													(1,682)	(1,878)	(1,966)
Other, net (b)													(646)	(763)	(444)
Earnings before Taxes													$ 8,466	$ 7,013	$ 6,664

(a) In 2025, foreign exchange favorably impacted net sales and unfavorably impacted operating earnings. In 2024 and 2023, foreign exchange unfavorably impacted net sales and operating earnings.

(b) Other, net includes costs directly related to integrating acquired businesses and restructuring charges in 2025, 2024, and 2023. Charges and expenses for restructuring actions and other cost reduction initiatives were $287 million in 2025, $185 million in 2024, and $122 million in 2023. Other, net also includes: in 2025, $165 million for legal reserves related to a negotiated settlement; in 2024, a $143 million loss on the divestiture of a non-core business, as well as intangible and IPR&D asset impairments; and in 2023, charges of $100 million related to intangible asset impairments, partially offset by income arising from fair value changes in contingent consideration related to previous business acquisitions.

Notes to Consolidated Financial Statements

(in millions)	Depreciation			Additions to Property and Equipment (c)			Total Assets	
	2025	2024	2023	2025	2024	2023	2025	2024
Established Pharmaceuticals	$ 101	$ 96	$ 104	$ 169	$ 183	$ 185	$ 3,540	$ 3,087
Nutritionals	175	159	155	302	382	457	4,791	4,404
Diagnostics	533	521	499	761	758	750	8,273	7,678
Medical Devices	378	343	315	658	630	604	10,689	9,472
Total Reportable Segments	1,187	1,119	1,073	1,890	1,953	1,996	$27,293	$24,641
Other	247	221	204	259	292	213		
Total	$1,434	$1,340	$1,277	$2,149	$2,245	$2,209		

(in millions)	2025	2024
Total Reportable Segment Assets	$27,293	$24,641
Cash and investments	9,857	8,853
Goodwill and intangible assets	29,561	29,755
All other (d)	20,002	18,165
Total Assets	$86,713	$81,414

(c) Amounts exclude property and equipment acquired through business acquisitions.

(d) All other includes long-term assets associated with the defined benefit plans of $7.5 billion in 2025 and $5.7 billion in 2024, and deferred tax assets of $8.1 billion in 2025 and $8.6 billion in 2024.

(in millions)	Net Sales to External Customers (e)		
	2025	2024	2023
United States	$17,126	$16,323	$15,452
Germany	2,759	2,539	2,345
China	1,907	2,113	2,253
Switzerland	1,871	1,747	1,638
India	1,871	1,817	1,750
Japan	1,475	1,441	1,513
United Kingdom	1,340	1,185	991
All Other Countries	15,979	14,786	14,168
Consolidated	$44,328	$41,950	$40,109

(e) Sales by country are based on the country that sold the product.

Long-lived assets on a geographic basis primarily include property and equipment. It excludes goodwill, intangible assets, deferred tax assets, and financial instruments. At December 31, 2025, and 2024, long-lived assets totaled $22.2 billion and $18.5 billion, respectively, and in the U.S. such assets totaled $11.9 billion and $10.3 billion, respectively. Long-lived asset balances associated with other countries were not material on an individual country basis in either of the two years.

Management Report on Internal Control Over Financial Reporting

The management of Abbott Laboratories is responsible for establishing and maintaining adequate internal control over financial reporting. Abbott's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Abbott's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2025, the company's internal control over financial reporting was effective based on those criteria.

Abbott's independent registered public accounting firm has issued an audit report on their assessment of the effectiveness of the company's internal control over financial reporting. This report appears on page 80.

Robert B. Ford
Chairman of the Board and Chief Executive Officer

Philip P. Boudreau
Executive Vice President, Finance and Chief Financial Officer

John A. McCoy, Jr.
Vice President, Finance and Controller

February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Abbott Laboratories

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Abbott Laboratories and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes – Unrecognized tax benefits

Description of the Matter

As disclosed in Note 15 to the consolidated financial statements, unrecognized tax benefits were approximately $4.0 billion at December 31, 2025. The Company operates in a complex global tax environment and is subject to tax laws and regulations in numerous countries. Uncertain tax positions may arise from interpretations and judgments made by the Company in the application of the relevant tax statutes, regulations, rulings and case law across the numerous countries. The Company uses significant judgement in the application of the tax laws and regulations in its accounting for uncertain tax positions in certain countries.

Auditing the accounting for uncertain tax positions was challenging because the recognition of some of the uncertain tax positions in certain countries is judgmental and is based on interpretations of tax statutes, regulations, rulings and case law.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to monitor and assess the technical merits of some of the tax positions taken in certain countries. We also identified and tested controls over the Company's process to determine the application of the relevant tax statutes, regulations, rulings and case law, including management's process to determine the amount, if any, to recognize from the related tax positions.

With the assistance of our income tax professionals, we performed audit procedures that included, among others, evaluating the technical merits of some of the Company's tax positions in certain countries, including the reasonableness of management's judgment with respect to the interpretation of tax laws and regulations by reading and evaluating management's documentation. We also tested the appropriateness and consistency of management's methods and data associated with the measurement of unrecognized tax benefits for those tax positions, including assessing the amount of tax benefit, if any, to be recognized.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois
February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Abbott Laboratories

Opinion on Internal Control Over Financial Reporting

We have audited Abbott Laboratories and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Abbott Laboratories and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois
February 20, 2026

Financial Instruments and Risk Management

Market Price Sensitive Investments

The fair value of equity securities held by Abbott with a readily determinable fair value was approximately $20 million and $10 million as of December 31, 2025, and 2024, respectively. These equity securities are subject to potential changes in fair value. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2025, by approximately $4 million. Changes in the fair value of these securities are recorded in earnings. The fair value of investments in mutual funds that are held in a rabbi trust for the purpose of paying benefits under a deferred compensation plan was $323 million and $313 million as of December 31, 2025, and 2024, respectively. Changes in the fair value of these investments, as well as an offsetting change in the benefit obligation, are recorded in earnings.

Non-Publicly Traded Equity Securities

Abbott holds equity securities that are not traded on public stock exchanges. The carrying value of these investments was $124 million and $91 million as of December 31, 2025, and 2024, respectively. No individual investment is recorded at a value in excess of $25 million. Abbott measures these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Interest Rate Sensitive Financial Instruments

At December 31, 2025, and 2024, Abbott had interest rate hedge contracts with notional values totaling $1.2 billion and $2.2 billion, respectively, to manage its exposure to changes in the fair value of debt. The effect of these hedges is to change the fixed interest rate to a variable rate for the portion of the debt that is hedged. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. The fair value of long-term debt at December 31, 2025, and 2024, amounted to $12.8 billion and $13.7 billion, respectively (average interest rates of 3.8% as of December 31, 2025, and 2024, respectively) with maturities through 2046. At December 31, 2025,

and 2024, the fair value of current and long-term investment securities amounted to $1.3 billion and $1.2 billion, respectively. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income, or fair values.

Foreign Currency Sensitive Financial Instruments

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Gains or losses will be included in Cost of products sold at the time the products are sold, generally within the next twelve to eighteen months. At December 31, 2025, and 2024, Abbott held $7.4 billion and $7.0 billion of notional values, respectively, of such contracts. Contracts held at December 31, 2025, will mature in 2026 or 2027 depending on the contract. Contracts held at December 31, 2024, matured in 2025 or will mature in 2026 depending upon the contract.

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2025, and 2024, Abbott held $13.1 billion and $16.2 billion of notional values, respectively, of such contracts, which mature within 13 months.

Abbott has designated a yen-denominated, 5-year term loan of $589 million and $583 million as of December 31, 2025, and December 31, 2024, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt is due to changes in foreign exchange rates, recorded in Accumulated other comprehensive income (loss), net of tax.

The following table reflects the total foreign currency forward exchange contracts outstanding at December 31:

(dollars in millions)	2025			2024		
	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Primarily U.S. dollars to be exchanged for the following currencies:						
Euro	$ 9,137	1.1604	$(121)	$10,954	1.0848	$136
Chinese Yuan	1,889	7.0843	(19)	1,926	7.1132	22
Japanese Yen	1,313	149.5687	37	1,479	149.1298	51
All other currencies	8,156	n/a	(86)	8,832	n/a	50
Total	$20,495		$(189)	$23,191		$259

Financial Review

Abbott's revenues are derived primarily from the sale of a broad line of healthcare products, which include medical devices, diagnostic testing products, nutritional products and branded generic pharmaceuticals. These products are sold under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract most impact which products are sold; price controls, competition, and rebates most impact the net selling prices of products; and the measurement of net sales and costs is impacted by foreign currency translation. Sales in international markets comprise 61 percent of consolidated net sales.

On November 19, 2025, Abbott entered into a definitive agreement to acquire Exact Sciences Corporation (Exact Sciences), which is expected to enable Abbott to enter the cancer diagnostics market. The acquisition is subject to customary closing conditions, including the approval of Exact Sciences shareholders, and obtaining the required regulatory clearances. Under the terms of the agreement, Abbott will pay $105 per common share in cash at the completion of the transaction, representing a total equity value of approximately $21 billion and an estimated enterprise value of $23 billion. Abbott's financing contemplates absorption of Exact Sciences' estimated $1.8 billion of net debt.

On November 19, 2025, Abbott obtained a commitment for a 364-day senior unsecured bridge term loan facility for an amount not to exceed $20.0 billion in conjunction with its pending acquisition of Exact Sciences. While Abbott plans to fund this transaction with cash on hand and borrowings, the bridge facility will provide back-up financing.

Abbott's sales growth in 2025 was primarily attributable to the performance of the Medical Devices and Established Pharmaceutical Products segments. Results reflect continued progress across related research and development programs, including the contribution of new and recently introduced products and indication expansions. Results in the Nutritional Products segment were flat, reflecting price increases and lower volumes, particularly in the United States (U.S.). Sales also continued to be affected by the decline in COVID-19 testing-related sales in the Diagnostics segment. In 2025, 2024, and 2023, Abbott's COVID-19 testing-related sales totaled $297 million, $747 million, and $1.6 billion, respectively. Sales in emerging markets, which represent 37 percent of total company sales, increased 5.1 percent in 2025 and 8.2 percent in 2024, excluding the impact of foreign exchange. (Emerging markets include all countries, except the U.S., Japan, Canada, Australia, New Zealand, the United Kingdom, and Western European countries.)

Abbott's operating margin profile increased in 2025 to 18.2 percent from 16.3 percent in 2024 and 16.2 percent in 2023. The increase in 2025 reflects the favorable impact of margin improvement initiatives, partially offset by foreign exchange and inflation.

With respect to the performance of each reportable segment over the last three years, sales in the Medical Devices segment, excluding the impact of foreign exchange, increased 11.9 percent in 2025 and 13.7 percent in 2024. In Medical Devices, sales in 2025 and 2024 increased across all businesses, with double-digit growth in Diabetes Care, Heart Failure, Electrophysiology, and Structural Heart, and in 2025, Rhythm Management. Growth was led by Diabetes Care where sales of Abbott's continuous glucose monitoring (CGM) systems continued to increase and totaled $7.6 billion in 2025 and $6.4 billion in 2024.

In 2025, key product approvals in the Medical Devices segment included:

- U.S. Food and Drug Administration (FDA) approval and CE Mark for the Volt™ Pulsed Field Ablation (PFA) System to treat patients with atrial fibrillation,

- FDA approval of the Tendyne™ transcatheter mitral valve replacement (TMVR) system to treat people with mitral valve disease,

- Regulatory approval in Japan for TriClip®, a minimally invasive treatment option for patients with tricuspid regurgitation, or a leaky tricuspid heart valve,

- CE Mark for TactiFlex™ Duo Ablation Catheter, Sensor Enabled™, designed to deliver radiofrequency (RF) and PFA energy to treat patients battling atrial fibrillation, and

- CE Mark for an expanded indication for the Navitor® transcatheter aortic valve implantation (TAVI) system to treat people with symptomatic, severe aortic stenosis who are at low or intermediate risk for open-heart surgery.

Operating earnings for the Medical Devices segment increased 17.2 percent in 2025 and 16.0 percent in 2024. Operating margin profile increased from 31.4 percent in 2023 to 32.4 percent in 2024 and to 33.7 percent in 2025. The increase in 2025 reflects the impact of higher sales volumes across the Medical Devices businesses.

In Abbott's Diagnostics segment, sales decreased 4.5 percent in 2025 and 3.9 percent in 2024, excluding the impact of foreign exchange. The 2025 and 2024 sales decreases were driven by continued lower demand for the company's portfolio of COVID-19 tests and challenging market conditions in China, including the impact of volume-based procurement programs. The sales decrease was partially offset by higher volume of routine diagnostic tests and the continued deployment of Abbott's Alinity® testing platform and digital health solutions, as Abbott continues to expand its diagnostic test menus.

In 2025, operating earnings for the Diagnostics segment decreased 16.1 percent. The operating margin profile decreased from 24.4 percent in 2023 to 19.5 percent in 2025 primarily due to lower demand for Abbott's COVID-19 tests.

In Abbott's Nutritional Products segment, total pediatric nutrition sales, excluding the impact of foreign exchange, decreased 0.7 percent in 2025, reflecting lower sales volumes in the U.S., partially offset by higher international sales and price increases. In 2024, excluding the impact of foreign exchange, total pediatric nutrition sales increased 3.7 percent, which included market share recovery in the U.S. infant formula business following the voluntary recall of certain products in 2022, and the favorable impact of price

Financial Review

increases. Excluding the impact of foreign exchange, total adult nutrition sales increased 2.7 percent in 2025 and 8.0 percent in 2024, reflecting growth in international markets and favorable impact of price increases. These increases were partially offset by lower U.S. sales, including the impact from the discontinuation of the ZonePerfect® product line in 2024.

In 2025, operating earnings for the Nutritional Products segment increased 3.5 percent compared to 2024. Operating margin profile for this segment increased from 16.4 percent in 2023 to 17.9 percent in 2024 and to 18.4 percent in 2025. The increase in 2025 primarily reflects the favorable effect of margin improvement initiatives and price increases, partially offset by continued inflation in manufacturing and input costs and the impact of foreign exchange. The increase in 2024 primarily reflected higher sales, the favorable impact of price increases, and a continued execution of margin improvement initiatives.

In Abbott's Established Pharmaceutical Products segment, excluding the impact of foreign exchange, sales increased 7.4 percent in 2025 and 9.2 percent in 2024. Sales growth in both periods was broad-based across countries and was led by higher revenue across multiple therapeutic areas, including cardiometabolic, gastroenterology, and central nervous system/pain management. In 2024, growth in this segment also reflected higher respiratory product sales. In 2025, operating earnings increased 4.7 percent. Operating margin profile decreased from 23.8 percent in 2023 to 23.3 percent in 2025, reflecting increased business costs and unfavorable foreign exchange, partially offset by higher volumes and favorable price adjustment initiatives.

With respect to Abbott's financial position, as of December 31, 2025, and December 31, 2024, Abbott's cash and cash equivalents and short-term investments totaled $8.9 billion and $8.0 billion, respectively. Abbott's long-term debt totaled $12.9 billion and $14.1 billion at December 31, 2025, and 2024, respectively.

Abbott declared dividends of $2.40 per share in 2025 and $2.24 per share in 2024, an increase of 7.1 percent. Dividends paid totaled $4.1 billion in 2025 compared to $3.8 billion in 2024. The year-over-year change in the amount of dividends paid reflects the increase in the dividend rate. In December 2025, Abbott increased the company's quarterly dividend by 6.8 percent to $0.63 per share from $0.59 per share, effective with the dividend paid in February 2026. In December 2024, Abbott increased the company's quarterly dividend by 7.3 percent to $0.59 per share from $0.55 per share, effective with the dividend paid in February 2025.

In 2026, Abbott will continue to invest in product development areas that provide the opportunity for strong sustainable growth over the next several years. In the diagnostics businesses, Abbott will focus on driving sales growth from its Alinity suite of diagnostic instruments, including expanded menu offerings and GLP track integration, as well as its portfolio of rapid diagnostic testing systems, and growing digital health solutions. In the medical devices businesses, Abbott will focus on growing recently launched products and expanding its market position across its various businesses. In the nutrition businesses, Abbott will focus on

introducing new products to adapt to evolving consumer preferences and driving growth globally. In the established pharmaceuticals businesses, Abbott will continue to focus on growing the depth and breadth of its portfolio in emerging markets, including expanding its biosimilars portfolio.

Critical Accounting Policies

Sales Rebates — In 2025, 44 percent of Abbott's consolidated gross revenues were subject to various forms of rebates and allowances that Abbott recorded as reductions of revenues at the time of sale. Most of these rebates and allowances in 2025 are in the Nutritional Products and Diabetes Care businesses. Abbott provides rebates to state agencies, wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2025, 2024, and 2023 amounted to $4.8 billion in 2025, $4.4 billion in 2024, and $3.9 billion in 2023, or 21.1 percent, 18.6 percent, and 17.4 percent of gross sales, respectively, based on gross sales of approximately $22.5 billion, $23.5 billion, and $22.7 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by approximately $225 million in 2025. Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates related to gross sales. Other allowances charged against gross sales were $316 million, $319 million, and $263 million for cash discounts in 2025, 2024, and 2023, respectively, and $236 million, $211 million, and $169 million for returns in 2025, 2024, and 2023, respectively. Cash discounts are known within 15 to 30 days of sale and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

Management analyzes the adequacy of ending rebate accrual balances each quarter using both internal and external data available to estimate the accruals. Historically, adjustments to prior years' rebate accruals have not been material to net earnings. Abbott employs various techniques to verify the accuracy of submitted claims, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

Financial Review

Income Taxes — Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items is often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. Abbott employs internal and external tax professionals to minimize audit adjustment amounts where possible. In accordance with the accounting rules relating to the measurement of tax contingencies, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of these rules requires a significant amount of judgment. In the U.S., Abbott's federal income tax returns through 2016 were settled as of December 31, 2025. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

Pension and Post-Employment Benefits — Abbott offers pension benefits and post-employment healthcare to many of its employees. Abbott engages outside actuaries to assist in the determination of the obligations and costs under these programs. Abbott must develop long-term assumptions, the most significant of which are the healthcare cost trend rates, discount rates, and the expected return on plan assets. The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The healthcare cost trend rates represent Abbott's expected annual rates of change in the cost of healthcare benefits and are a forward projection of healthcare costs as of the measurement date. A difference between the assumed rates and the actual rates, which will not be known for years, can be significant in relation to the obligations and the annual cost recorded for these programs. The net actuarial gains for Abbott's defined benefit plans in 2025 reflect the impact of actual asset returns during the year in excess of expected returns and the impact of higher discount rates on the measurement of plan liabilities. The net actuarial losses for Abbott's medical and dental plans primarily reflect an increase in claims. At December 31, 2025, pretax net actuarial gains (losses) and prior service costs and credits recognized in Accumulated other comprehensive income (loss) were net gains of $152 million for Abbott's defined benefit plans and net losses of $189 million for Abbott's medical and dental plans. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period.

Valuation of Intangible Assets — Abbott has acquired and continues to acquire significant intangible assets that Abbott records at fair value at the acquisition date. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the healthcare field and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values, and market participants. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions and calculations for acquisitions of significant intangible assets. Abbott reviews definite-lived intangible assets for impairment each quarter. An undiscounted net cash flows approach is used to test for impairment. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill and indefinite-lived intangible assets, which relate to in-process research and development (IPR&D) acquired in a business combination or consolidated variable interest entities, are reviewed for impairment annually or when an event that could result in an impairment occurs. At December 31, 2025, goodwill amounted to $24.0 billion and net intangible assets amounted to $5.5 billion. Amortization expense for intangible assets amounted to $1.7 billion in 2025, $1.9 billion in 2024, and $2.0 billion in 2023. There was no reduction of goodwill relating to impairments in 2025, 2024, and 2023.

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Abbott estimates the range of possible loss to be from approximately $170 million to $180 million for its legal proceedings and environmental exposures. The recorded accruals balance at December 31, 2025, for these proceedings and exposures were approximately $175 million and included $165 million for legal reserves related to a negotiated settlement. These accruals represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

Financial Review

Results of Operations

Sales

The following table details the components of sales growth by reportable segment for the last two years:

	Total % Change	Components of % Change		
		Price	Volume	Exchange
Total Net Sales				
2025 vs. 2024	5.7	0.7	4.8	0.2
2024 vs. 2023	4.6	3.5	3.7	(2.6)
Total U.S.				
2025 vs. 2024	4.9	—	4.9	—
2024 vs. 2023	5.6	1.9	3.7	—
Total International				
2025 vs. 2024	6.1	1.2	4.7	0.2
2024 vs. 2023	3.9	4.6	3.5	(4.2)
Established Pharmaceutical Products Segment				
2025 vs. 2024	6.6	4.1	3.3	(0.8)
2024 vs. 2023	2.5	8.2	1.0	(6.7)
Nutritional Products Segment				
2025 vs. 2024	0.4	2.4	(1.3)	(0.7)
2024 vs. 2023	3.2	7.7	(1.7)	(2.8)
Diagnostic Products Segment				
2025 vs. 2024	(4.3)	(2.1)	(2.4)	0.2
2024 vs. 2023	(6.5)	1.4	(5.3)	(2.6)
Medical Devices Segment				
2025 vs. 2024	12.6	0.4	11.5	0.7
2024 vs. 2023	12.4	1.4	12.3	(1.3)

The increase in total net sales in 2025, excluding the impact of foreign exchange, primarily reflects higher sales in the Medical Devices and Established Pharmaceutical Products segments. Nutritional Products segment sales for the year remained relatively unchanged, reflecting price increases and lower volumes. Diagnostic Products segment sales continued to be impacted by the decline in COVID-19 testing-related sales and challenging market conditions in China. Abbott's COVID-19 testing-related sales totaled $297 million in 2025, $747 million in 2024 and $1.6 billion in 2023. Abbott's net sales in 2025 were not significantly impacted by changes in foreign exchange rates as the relatively stronger U.S. dollar at the beginning of the year weakened later in the year, resulting in a 0.2 percent favorable impact on total international sales and total sales.

The increase in total net sales in 2024, excluding the impact of foreign exchange, primarily reflects higher sales in the Medical Devices, Established Pharmaceutical Products, and Nutritional Products segments, partially offset by a decrease in demand for Abbott's rapid diagnostic tests to detect COVID-19. Abbott's net sales in 2024 were unfavorably impacted by changes in foreign exchange rates as the relatively stronger U.S. dollar decreased total international sales by 4.2 percent and total sales by 2.6 percent.

The table below provides detail by sales category for the years ended December 31. Percent changes are versus the prior year and are based on unrounded numbers.

(dollars in millions)	2025	2024	Total Change	Impact of Exchange	Total Change Excl. Exchange
Established Pharmaceutical Products—					
Key Emerging Markets	$4,167	$3,858	8.0%	(1.5)%	9.5%
Other Emerging Markets	1,369	1,336	2.5	1.1	1.4
Nutritional Products —					
International Pediatric Nutritionals	1,816	1,815	0.1	(1.2)	1.3
U.S. Pediatric Nutritionals	2,158	2,208	(2.3)	—	(2.3)
International Adult Nutritionals	3,029	2,909	4.1	(1.0)	5.1
U.S. Adult Nutritionals	1,448	1,481	(2.2)	—	(2.2)
Diagnostic Products —					
Core Laboratory	5,360	5,235	2.4	0.3	2.1
Molecular	517	521	(0.7)	0.5	(1.2)
Point of Care	606	588	3.1	—	3.1
Rapid Diagnostics	2,454	2,997	(18.1)	(0.1)	(18.0)
Medical Devices —					
Rhythm Management	2,649	2,390	10.9	0.7	10.2
Electrophysiology	2,764	2,467	12.0	0.4	11.6
Heart Failure	1,448	1,279	13.2	0.5	12.7
Vascular	2,995	2,837	5.6	0.5	5.1
Structural Heart	2,523	2,246	12.3	0.8	11.5
Neuromodulation	1,010	962	5.0	0.2	4.8
Diabetes Care	7,998	6,805	17.5	1.2	16.3

Financial Review

(dollars in millions)	2024	2023	Total Change	Impact of Exchange	Total Change Excl. Exchange
Established Pharmaceutical Products —					
Key Emerging Markets	$3,858	$3,807	1.3%	(8.2)%	9.5%
Other Emerging Markets	1,336	1,259	6.1	(2.3)	8.4
Nutritional Products —					
International Pediatric Nutritionals	1,815	1,957	(7.3)	(3.0)	(4.3)
U.S. Pediatric Nutritionals	2,208	1,977	11.7	—	11.7
International Adult Nutritionals	2,909	2,784	4.5	(6.0)	10.5
U.S. Adult Nutritionals	1,481	1,436	3.2	—	3.2
Diagnostic Products —					
Core Laboratory	5,235	5,159	1.5	(4.1)	5.6
Molecular	521	574	(9.2)	(0.7)	(8.5)
Point of Care	588	565	4.1	—	4.1
Rapid Diagnostics	2,997	3,690	(18.8)	(1.0)	(17.8)
Medical Devices —					
Rhythm Management	2,390	2,255	6.0	(0.9)	6.9
Electrophysiology	2,467	2,195	12.3	(2.1)	14.4
Heart Failure	1,279	1,161	10.2	(0.1)	10.3
Vascular	2,837	2,681	5.8	(0.9)	6.7
Structural Heart	2,246	1,944	15.5	(1.5)	17.0
Neuromodulation	962	890	8.2	(1.3)	9.5
Diabetes Care	6,805	5,761	18.1	(1.6)	19.7

Notes:

To compute results excluding the impact of exchange rates, current year U.S. dollar sales are multiplied or divided, as appropriate, by the current year average foreign exchange rates and then those amounts are multiplied or divided, as appropriate, by the prior year average foreign exchange rates.

Established Pharmaceutical Products segment sales increased 7.4 percent in 2025 and 9.2 percent in 2024, excluding the unfavorable impact of foreign exchange. Excluding the effect of foreign exchange, sales in Key Emerging Markets for Established Pharmaceutical Products increased 9.5 percent in 2025 and 2024, led by higher revenue in several countries and across multiple therapeutic areas, including cardiometabolic, gastroenterology, and central nervous system/pain management. In 2024, growth in this segment also reflected higher respiratory product sales. Other Emerging Markets, excluding the effect of foreign exchange, increased by 1.4 percent in 2025 and 8.4 percent in 2024. Growth in 2025 was unfavorably impacted by the absence of deferred gain amortization related to a prior transaction. The deferred gain was fully amortized in 2024.

Excluding the impact of foreign exchange, total Nutritional Products segment sales increased 1.1 percent in 2025 and 5.9 percent in 2024. U.S. Pediatric Nutritionals sales decreased 2.3 percent in 2025, primarily reflecting lower infant formula sales. In 2024, U.S. Pediatric Nutritionals sales increased 11.7 percent, driven by infant formula market share gains and the favorable impact of price increases, partially offset by a decrease in PediaSure® and Pedialyte® product sales.

Excluding the effect of foreign exchange, International Pediatric Nutritionals sales increased 1.3 percent in 2025, driven primarily by higher PediaSure product sales. Excluding the effect of foreign exchange, the 4.3 percent decrease in International Pediatric Nutritionals sales in 2024 reflects lower sales in the Asia Pacific and Latin America regions, partially offset by increased sales in Canada and the Europe/Middle East regions.

In 2025, U.S. Adult Nutritionals sales decreased 2.2 percent, reflecting lower Ensure® product sales and the discontinuation of the ZonePerfect product line in March 2024, partially offset by growth in Glucerna® product sales. International Adult Nutritionals sales, excluding the effect of foreign exchange, increased 5.1 percent due to growth of Ensure and Glucerna product sales. In 2024, U.S. and International Adult Nutritionals sales increased 3.2 percent and 10.5 percent, respectively, due to higher Ensure and Glucerna product sales. In 2024, U.S. Adult Nutritionals sales were partially offset by the discontinuation of the ZonePerfect product line.

Excluding the effect of foreign exchange, Diagnostic Products segment sales decreased 4.5 percent in 2025 and 3.9 percent in 2024 due to the continued decline in COVID-19 testing-related sales and challenging market conditions in China. Rapid Diagnostics sales decreased 18.0 percent in 2025 and 17.8 percent in 2024, excluding the effect of foreign exchange. The 2025 and 2024 sales decrease in Rapid Diagnostics reflects lower demand for COVID-19 testing-related sales, which were $285 million in 2025 and $725 million in 2024.

In Core Laboratory, sales increased 2.1 percent in 2025 and 5.6 percent in 2024, driven by continued growth of Alinity product sales outside of China. Lower sales in China were due to the impact of challenging market conditions, including the impact of volume-based procurement programs. In 2024, sales increased due to higher volume of routine diagnostic testing performed in hospitals and other laboratories along with price increases.

Excluding the effect of foreign exchange, total Medical Devices segment sales grew 11.9 percent in 2025 and 13.7 percent in 2024, led by double-digit growth in Diabetes Care, Heart Failure, Electrophysiology, and Structural Heart, and in 2025, Rhythm Management. Higher Diabetes Care sales were driven by continued growth in Abbott's CGM systems in the U.S. and internationally. CGM sales totaled $7.6 billion in 2025, representing a 17.4 percent increase, excluding the effect of foreign exchange, compared to $6.4 billion in 2024.

Financial Review

In Heart Failure, sales grew 12.7 percent in 2025 and 10.3 percent in 2024, excluding the effect of foreign exchange. The increase primarily reflects growth across the portfolio of ventricular assist devices and related accessories, as well as growth in CardioMEMs®, an implantable sensor used for the early detection of heart failure.

In Structural Heart, sales increased 11.5 percent in 2025 and 17.0 percent in 2024, excluding the effect of foreign exchange, primarily driven by growth in TriClip®, Navitor®, and Mitraclip® product sales.

Electrophysiology sales, excluding the effect of foreign exchange, increased 11.6 percent in 2025 and 14.4 percent in 2024, primarily due to higher procedure volumes and increased demand for Abbott's portfolio of products designed to diagnose and treat cardiac arrhythmias.

In Rhythm Management, sales increased 10.2 percent in 2025 and 6.9 percent in 2024, excluding the impact of foreign exchange, primarily driven by growth in Aveir® leadless pacemakers. In 2025, sales growth was partially offset by lower traditional pacemaker and implantable cardioverter defibrillator sales.

Abbott's operations in Russia and Ukraine represent approximately 2 percent of Abbott's total revenues and net assets, and to date the financial impact of Russia's invasion of Ukraine has not been material to Abbott's operations or financial condition. Future implications are difficult to predict, but at present Abbott does not anticipate that the Russia-Ukraine conflict will have a material impact on its operations or financial condition. A more detailed discussion of the risks associated with the Russia-Ukraine conflict is contained in Item 1A. Risk Factors.

The expiration of licenses and patent protection can affect the future revenues and operating income of Abbott. There are no significant patent or license expirations in the next three years that are expected to materially affect Abbott.

Operating Earnings

Gross profit margins were 52.6 percent of net sales in 2025, 50.9 percent of net sales in 2024, and 50.3 percent of net sales in 2023. The increase in 2025 reflects the favorable impact of margin improvement initiatives, partially offset by higher costs, including tariffs, and the unfavorable impact of foreign exchange. The increase in 2024 reflects the favorable impact of margin improvement initiatives, partially offset by the unfavorable effect of foreign exchange.

Research and development (R&D) expenses were $2.9 billion in 2025, $2.8 billion in 2024, and $2.7 billion in 2023. The increases in R&D expenses in 2025 and 2024 were primarily driven by higher spending on various projects. In 2024, higher project spending was partially offset by lower 2024 charges for the impairment of IPR&D assets acquired in previous business combinations.

Selling, general and administrative (SG&A) expenses were $12.3 billion in 2025, $11.7 billion in 2024, and $10.9 billion in 2023. In 2025 and 2024, the increase in SG&A expenses was due to higher selling and marketing spending to drive growth across various businesses. In 2024, SG&A spending was partially offset by the favorable impact of foreign exchange.

Restructurings

In 2025, Abbott management approved plans to streamline certain operations in order to reduce costs and improve efficiencies in its Diagnostics, Nutritionals, Established Pharmaceuticals, and Medical Devices businesses. Abbott recorded employee related severance and other charges of $274 million, of which $109 million was recorded in Cost of products sold, $53 million was recorded in R&D, and $112 million was recorded in SG&A expenses. Payments related to these actions totaled $94 million in 2025 and the remaining liabilities totaled $180 million at December 31, 2025. In addition, in 2025, Abbott recognized fixed asset impairment charges of $28 million related to these restructuring plans.

In 2024, Abbott management approved plans to streamline certain operations in order to reduce costs and improve efficiencies in its Diagnostics, Medical Devices, Established Pharmaceuticals, and Nutritionals businesses, including the discontinuation of its ZonePerfect product line. Abbott recorded employee related severance and other charges of $129 million, of which $62 million was recorded in Cost of products sold, $21 million was recorded in R&D, and $46 million was recorded in SG&A expenses. In addition, Abbott recognized inventory-related charges of $34 million and fixed asset impairment charges of $12 million related to these restructuring plans.

In 2023, Abbott management approved plans to restructure various operations in order to reduce costs in its Medical Devices, Diagnostics, and Established Pharmaceuticals businesses. Abbott recorded employee related severance and other charges of $144 million, of which $56 million was recorded in Cost of products sold, $22 million was recorded in R&D, and $66 million was recorded in SG&A expenses. In addition, Abbott recognized fixed asset impairment and inventory-related charges of $31 million related to these restructuring plans.

Financial Review

Interest Expense and Interest (Income)

Interest expense, net decreased from $215 million in 2024 to $185 million in 2025. In 2025, interest expense decreased primarily due to the repayment of approximately $2.0 billion of long-term debt in November 2024, March 2025, and September 2025, as well as the maturity of an interest rate swap associated with the March 2025 debt. Interest expense decreased in 2024 due to the repayment of $2.25 billion of long-term debt in September and November of 2023, partially offset by a reduction in interest income due to lower average cash and short-term investment balances versus the prior year.

Other (Income) Expense, net

Other (income) expense, net was $548 million of income in 2025, $376 million of income in 2024, and $479 million of income in 2023. Other (income) expense, net includes income of $590 million, $542 million, and $498 million in 2025, 2024, and 2023, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans. The increase in 2025 and the decrease in 2024 were primarily due to the recognition of a $143 million loss on the sale of a non-core business related to the Established Pharmaceutical Products segment in 2024. The increase in 2025 also reflects higher income associated with the non-service cost components of net pension and post-retirement medical benefit costs. The decrease in 2024 was partially offset by an increase in income associated with the non-service cost components of net pension and post-retirement medical benefit costs.

Taxes on Earnings

Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

Taxes on earnings included $92 million, $50 million, and $22 million in excess tax benefits associated with share-based compensation in 2025, 2024, and 2023, respectively. As a result of the resolution of various tax positions related to prior years, taxes on earnings in 2025, 2024, and 2023 also included approximately $70 million of net tax benefit, $25 million, and $80 million of net tax expense, respectively. In 2025, taxes on earnings included approximately $610 million of tax expense related to a deferred tax asset that was recognized as a significant non-cash tax benefit in a prior year. In 2024, taxes on earnings included $7.5 billion in non-cash valuation allowance adjustments resulting from the restructuring of certain foreign affiliates and the confirmation of certain tax filing positions. The restructuring improved profitability to several of Abbott's affiliates and management concluded that the related preexisting deferred tax assets, which historically had a full valuation allowance, were more likely than not to be realizable in future periods.

In particular, Abbott considered the likelihood of sustained ongoing profitability of the affiliates as a positive factor that outweighed all available negative evidence considered. Accordingly, Abbott released the full valuation allowance on such deferred tax assets and recorded the offset to taxes on earnings.

The U.S. Tax Cuts and Jobs Act (TCJA) included a one-time transition tax that is based on Abbott's total post-1986 earnings and profits (E&P) that were previously deferred from U.S. income taxes. The tax computation also required the determination of the amount of post-1986 E&P considered held in cash and other specified assets. As of December 31, 2025, the remaining balance of Abbott's transition tax obligation related to the TCJA was approximately $205 million. The final installment will be paid in 2026 as allowed by the TCJA. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

In the U.S., Abbott's federal income tax returns through 2016 are settled. In September 2023, Abbott received a Statutory Notice of Deficiency (SNOD) from the IRS for the 2019 Federal tax year in the amount of $417 million. The primary adjustments proposed in the SNOD relate to the reallocation of income between Abbott's U.S. entities and its foreign affiliates. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit, in part because certain adjustments contradict methods that were agreed to with the IRS in prior audit periods. The SNOD also contains other proposed adjustments that Abbott believes are erroneous and unsupported. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2023.

In June 2024, Abbott received a SNOD from the IRS for the 2017 and 2018 Federal tax years in the amount of $192 million. The matters proposed in the 2017/2018 SNOD are substantially similar to the income allocation adjustments included in the 2019 SNOD. Abbott filed a petition in September 2024 with the U.S. Tax Court contesting the 2017/2018 SNOD in a manner consistent with its petition for the 2019 SNOD.

In October 2024, Abbott received a SNOD from the IRS for the 2020 Federal tax year assessing an additional $443 million of income tax. The primary adjustments proposed in the SNOD are substantially similar to the income allocation adjustments included in the 2017/2018 and 2019 SNODs. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit. The SNOD also contains other proposed adjustments and omissions that Abbott believes are erroneous and unsupported. In addition to the tax assessment for the 2020 tax year, the 2020 SNOD also contested a deduction for which an estimated $440 million cash tax benefit would be available in a different taxable year as allowed under applicable U.S. tax law. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2024.

Financial Review

Abbott and the IRS are in active discussions regarding several of the disputed items contained in the 2017–2020 SNODs.

In July 2024, Abbott received a $413 million tax assessment from the Malaysian tax authorities for the 2023 tax year. The assessment applies a property capital gains tax on the value of the shares associated with the intercompany sale of an affiliate. Abbott believes the assessment of the Malaysian tax authority to be without merit. In October 2025, the Penang High Court upheld the assessment of the Malaysian tax authority. In October 2025, Abbott filed an appeal with the Malaysian Court of Appeals.

There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which Abbott expects to be individually significant. Abbott intends to vigorously defend its filing positions in all jurisdictions in which it has unresolved tax matters through ongoing discussions with taxing administrations and/or through litigation as necessary. Abbott reserves for uncertain tax positions related to unresolved tax matters where Abbott's tax filing position does not meet the standard for recognition of an income tax benefit. Abbott continues to believe that the amount of its recorded reserves for uncertain tax positions is appropriate. Reserves for interest and penalties are not significant.

The Organization for Economic Cooperation & Development (OECD) has proposed a two-pillared plan for a revised international tax system. Pillar 1 proposes to reallocate taxing rights among the jurisdictions in which in-scope multinational corporations operate. Pillar 2 proposes to assess a 15 percent minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Numerous countries have enacted legislation to adopt the Pillar 2 model rules. On January 5, 2026, the OECD released administrative guidance that, when enacted, exempts U.S.-parented groups from the Pillar 2 minimum tax. Abbott continues to monitor legislative developments and assess any potential impacts on Abbott's operations for both the Pillar 1 and Pillar 2 proposals.

See Note 15 — Taxes on Earnings to the consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.

Research and Development Programs

Abbott currently has numerous pharmaceutical, medical device, diagnostic and nutritional products in development.

Research and Development Process

In the Established Pharmaceutical Products segment, the development process focuses on the geographic expansion and continuous improvement of the segment's existing products to provide benefits to patients and customers. As Established Pharmaceutical Products does not actively pursue primary research, development usually begins with work on existing products or after the completion of an acquisition or licensing agreement.

Depending upon the product, the phases of development may include:

- Drug product development.
- Phase I bioequivalence studies to compare a future Established Pharmaceutical's brand with an already marketed compound with the same active pharmaceutical ingredient (API).
- Phase II studies to test the efficacy of benefits in a small group of patients.
- Phase III studies to broaden the testing to a wider population that reflects the actual medical use.
- Phase IV and other post-marketing studies to obtain new clinical use data on existing products within approved indications.

The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions. The process may range from one year for a bioequivalence study project to six or more years for complex formulations, new indications, or geographic expansion in specific countries.

In the Diagnostic Products segment, the phases of the research and development process include:

- Discovery, which focuses on identification of a product that will address a specific therapeutic area, platform, or unmet clinical need.
- Concept/Feasibility, during which the materials and manufacturing processes are evaluated; testing may include product characterization and analysis is performed to confirm clinical utility.
- Development, during which extensive testing is performed to demonstrate that the product meets specified design requirements and that the design specifications conform to user needs and intended uses.

The regulatory requirements for diagnostic products vary across different countries and geographic regions. In the U.S., the FDA classifies diagnostic products into classes (I, II, or III) and the classification determines the regulatory process for approval. While the Diagnostics segment has products in all three classes, the vast majority of its products are categorized as Class I or Class II. Submission of a separate regulatory filing is not required for Class I products. Class II products typically require premarket notification to the FDA through a regulatory filing known as a 510(k) submission. Most Class III products are subject to the FDA's Premarket Approval (PMA) requirements. Other Class III products, such as those used to screen blood, require the submission and approval of a Biological License Application (BLA).

Financial Review

In the European Union (EU), diagnostic products are also categorized into different categories and the regulatory process, which had been governed by the European In Vitro Diagnostic Medical Device Directive, depends upon the category. Certain product categories require review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the Directive. Other products only require a self-certification process. In 2017, the EU adopted the new In Vitro Diagnostic Regulation (IVDR) which replaced the existing directive in the EU for in vitro diagnostic products and imposed additional premarket and post-market regulatory requirements on manufacturers of such products. In July 2024, the IVDR was amended to extend the transition timeline period for dates of compliance as long as December 2029, depending on the diagnostic device classification. The diagnostic device must meet additional specific conditions set out in the amended regulations. However, the amendment did not delay the date of application of the IVDR itself which took effect on May 26, 2022.

In the Medical Devices segment, the research and development process begins with research on a specific technology that is evaluated for feasibility and commercial viability. If the research program passes that hurdle, it moves forward into development. The development process includes evaluation, selection and qualification of a product design, completion of applicable clinical trials to test the product's safety and efficacy, and validation of the manufacturing process to demonstrate its repeatability and ability to consistently meet pre-determined specifications.

Similar to the diagnostic products discussed above, in the U.S., medical devices are classified as Class I, II, or III. Most of Abbott's medical device products are classified as Class II devices that follow the 510(k) regulatory process or Class III devices that are subject to the PMA process.

In the EU, medical devices are also categorized into different classes and the regulatory process, which had been governed by the European Medical Device Directive and the Active Implantable Medical Device Directive, varies by class. In the second quarter of 2017, the EU adopted the new Medical Devices Regulation (MDR) which replaced the existing directives in the EU for medical devices and imposes additional premarket and post-market regulatory requirements on manufacturers of such products. The MDR applies to manufacturers as of May 26, 2021, with extended transition periods lasting as long as December 31, 2028, depending on the risk classification of the device in the regulation. Each product must bear a CE mark to show compliance with the MDR.

Some products require submission of a design dossier to the appropriate regulatory authority for review and approval prior to CE marking of the device. For other products, the company is required to prepare a technical file which includes testing results and clinical evaluations but can self-certify its ability to apply the CE mark to the product. Outside the U.S. and the EU, the regulatory requirements vary across different countries and regions.

After approval and commercial launch of some medical devices, post-market trials may be conducted either due to a conditional requirement of the regulatory market approval or with the objective of proving product superiority.

In the Nutritional Products segment, the research and development process generally focuses on identifying and developing ingredients and products that address the nutritional needs of particular populations (e.g., infants and adults) or patients (e.g., people with diabetes). Depending upon the country and/or region, if claims regarding a product's efficacy will be made, clinical studies typically must be conducted.

In the U.S., the FDA requires that it be notified of proposed new formulations and formulation or packaging changes related to infant formula products. Prior to the launch of an infant formula or product packaging change, the company is required to obtain the FDA's confirmation that it has no objections to the proposed product or packaging. For other nutritional products, notification or pre-approval from the FDA is not required unless the product includes a new food additive. In some countries, regulatory approval may be required for certain nutritional products, including infant formula and medical nutritional products.

Areas of Focus

In 2026 and beyond, Abbott expects to focus on the following areas:

Established Pharmaceuticals — Abbott focuses on building country-specific portfolios made up of high-quality medicines that meet the needs of people in emerging markets. Over the next several years, Abbott plans to expand its product portfolio in key therapeutic areas and biosimilars with the aim of addressing the health needs of more people in emerging markets and to be among the first to launch new off-patent and differentiated medicines. In addition, Abbott continues to expand existing brands into new markets, implement product enhancements that provide value to patients, and acquire strategic products and technology through licensing activities. Abbott is also actively working on the further development of several key brands such as Creon™, Duphaston™, Femoston™, and Influvac™. Depending on the product, the activities focus on development of new data, markets, formulations, delivery systems, or indications.

Financial Review

Medical Devices — Abbott's research and development programs focus on:

- *Cardiac Rhythm Management* – Development of next-generation rhythm management technologies, including advanced communication capabilities and leadless pacing therapies.

- *Heart Failure* – Continued enhancements to Abbott's mechanical circulatory support and pulmonary artery pressure systems, including enhanced clinical performance and usability.

- *Electrophysiology* – Development of next-generation technologies in the areas of ablation, mapping and navigation, and diagnostics.

- *Vascular* – Development of next-generation technologies for use in coronary and peripheral vascular procedures.

- *Structural Heart* – Development of transcatheter and surgical devices for the repair and replacement of heart valves, and occlusion therapies for congenital heart defects and stroke-risk reduction.

- *Neuromodulation* – Development of clinical evidence and next-generation technologies leveraging digital health to support improved patient clinical outcomes, physician engagement, and expanded indications in the treatment of chronic pain, movement disorders, and other indications.

- *Diabetes Care* – Develop enhancements, additional indications, and tools for continuous monitoring products to help with the management of diabetes, as well as to expand use beyond diabetes.

Nutritionals — Abbott is focusing its research and development spend on platforms that span the pediatric and adult nutrition areas: gastrointestinal/immunity health, brain health, mobility and metabolism, and user experience platforms. Numerous new products that build on advances in these platforms are currently under development, including clinical outcome testing, and are expected to be launched over the coming years.

Diagnostics — Abbott continues to develop and commercialize next-generation blood and plasma screening systems and assays, as well as Core Laboratory immunoassay, clinical chemistry and hematology diagnostic systems and assays. Assay development pipelines include a focus on unmet medical needs, in various areas including infectious disease, cardiac care, metabolics, oncology, women's health, and neurologic assays, as well as informatics solutions to help optimize diagnostic laboratory performance and automation solutions to increase efficiency in laboratories. Research and development programs also include development of rapid diagnostic products for infectious disease, cardiometabolic disease, and toxicology applications.

Given the diversity of Abbott's business, its intention to remain a broad-based healthcare company and the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations over the next five years. Factors considered included research and development expenses projected to be incurred for the project over the next year

relative to Abbott's total research and development expenses, as well as qualitative factors, such as marketplace perceptions and impact of a new product on Abbott's overall market position. There were no delays in Abbott's 2025 research and development activities that are expected to have a material impact on operations.

While the aggregate cost to complete the numerous projects currently in development is expected to be material, the total cost to complete will depend upon Abbott's ability to successfully finish each project, the rate at which each project advances, and the ultimate timing for completion. Given the potential for significant delays and the risk of failure inherent in the development of new products and technologies, it is not possible to accurately estimate the total cost to complete all projects currently in development. Abbott plans to manage its portfolio of projects to achieve research and development spending that will be competitive in each of the businesses in which it participates, and such spending is targeted at approximately 7 percent of total Abbott sales in 2026. Abbott does not regularly accumulate or make management decisions based on the total expenses incurred for a particular development phase in a given period.

Goodwill

At December 31, 2025, goodwill recorded as a result of business combinations totaled $24.0 billion. Goodwill is reviewed for impairment annually in the third quarter or when an event that could result in an impairment occurs, using a quantitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount. The income and market approaches are used to calculate the fair value of each reporting unit. The results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value.

Financial Condition

Cash Flow

Net cash from operating activities amounted to $9.6 billion, $8.6 billion, and $7.3 billion in 2025, 2024, and 2023, respectively. The increase in Net cash from operating activities in 2025 as compared to 2024, and in 2024 compared to 2023, was primarily due to higher segment operating earnings and improved working capital management, partially offset by higher cash payments for income taxes.

A substantial portion of Abbott's cash and cash equivalents at December 31, 2025, is held by Abbott affiliates outside of the U.S. If these funds were needed for operations in the U.S., Abbott does not expect to incur significant additional income taxes in the future to repatriate these funds.

Abbott funded $309 million in 2025 and $349 million in both 2024 and 2023 to defined benefit pension plans. Abbott expects to contribute approximately $85 million to its pension plans in 2026. Abbott expects annual cash flow from operating activities to continue to exceed Abbott's capital expenditures and cash dividends.

Financial Review

Debt and Capital

At December 31, 2025, Abbott's long-term debt rating was AA- by S&P Global Ratings and Aa3 by Moody's Investors Service. Abbott expects to maintain an investment grade rating.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. In 2024, Abbott terminated its 2020 Five Year Credit Agreement (2020 Agreement) and entered into a new Five Year Credit Agreement (Revolving Credit Agreement). There were no outstanding borrowings under the 2020 Agreement at the time of its termination. Any borrowings under the Revolving Credit Agreement will mature and be payable on January 29, 2029, and will bear interest, at Abbott's option, based on either a base rate or Secured Overnight Financing Rate (SOFR), plus an applicable margin based on Abbott's credit ratings.

As of December 31, 2025, Abbott's total debt outstanding was $12.9 billion, of which approximately $3.0 billion will mature in 2026. In 2024, Abbott modified its existing, yen-denominated 5-year term loan scheduled to mature in November 2024. The amended terms included a net increase in principal debt from ¥59.8 billion to ¥92.0 billion, with a new maturity date in June 2029. The modified, 5-year term loan bears interest at the Tokyo Interbank Offered Rate (TIBOR) plus a fixed spread, and the interest rate is reset quarterly. The net proceeds equated to approximately $201 million. The ¥92.0 billion loan is designated as a hedge of Abbott's net investment in certain foreign subsidiaries.

On November 19, 2025, Abbott obtained a commitment for a 364-day senior unsecured bridge term loan facility for an amount not to exceed $20.0 billion in conjunction with its pending acquisition of Exact Sciences. While Abbott plans to fund this transaction with cash on hand and borrowings, the bridge facility will provide back-up financing.

On September 15, 2025, Abbott repaid the $500 million outstanding principal amount of its 3.875% Notes upon maturity. On March 17, 2025, Abbott repaid the $1.0 billion outstanding principal amount of its 2.95% Notes upon maturity. On November 19, 2024, Abbott repaid the €590 million outstanding principal amount of its 0.10% Notes upon maturity. The repayment equated to approximately $640 million. On November 30, 2023, Abbott repaid the $1.05 billion outstanding principal amount of its 3.40% Notes upon maturity. On September 27, 2023, Abbott repaid the €1.14 billion outstanding principal amount of its 0.875% Notes upon maturity. The repayment equated to approximately $1.2 billion. In September 2023, Abbott repaid approximately $197 million of debt assumed as part of a prior business acquisition.

On October 11, 2024, the board of directors authorized the repurchase of up to $7 billion of Abbott common shares, from time to time (the "2024 repurchase program"). The 2024 repurchase program was in addition to the unused portion of the 2021 repurchase program, which the board of directors approved in December 2021, and authorized the repurchase of up to $5 billion of Abbott's common shares from time to time. In 2024 and 2023, Abbott repurchased 10.2 million and 9.8 million, respectively, of its common shares for $1.1 billion and $1.0 billion, respectively, under the 2021 repurchase program. In 2025, Abbott repurchased 4.8 million of its common shares for $604 million, which fully utilized the $293 million authorization remaining under the 2021 share repurchase program, and a portion of the 2024 repurchase program. As of December 31, 2025, $6.7 billion remains available for repurchase under the 2024 repurchase program.

Abbott declared dividends of $2.40 per share in 2025 compared to $2.24 per share in 2024, an increase of 7.1 percent. Dividends paid were $4.1 billion in 2025 compared to $3.8 billion in 2024. The year-over-year change in dividends paid reflects the impact of the increase in the dividend rate.

Working Capital

Working capital was $9.5 billion at December 31, 2025, and December 31, 2024. Working capital remained unchanged from the prior year primarily as an increase in cash and cash equivalents and accounts receivable was offset by an increase in the current portion of long-term debt and other accrued liabilities. The increase in cash and cash equivalents from $7.6 billion at December 31, 2024, to $8.5 billion at December 31, 2025, primarily reflects the cash generated from operations, partially offset by the payment of dividends and capital expenditures.

Abbott monitors the credit worthiness of customers and establishes an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

Financial Review

Capital Expenditures

Capital expenditures of $2.2 billion in 2025, 2024, and 2023 were principally for upgrading and expanding manufacturing and research and development facilities and equipment in various segments, investments in information technology, and laboratory instruments placed with customers.

Contractual Obligations

Abbott believes that its available cash and cash equivalents along with its ability to generate operating cash flow and continued access to debt markets are sufficient to fund existing and planned cash requirements. Abbott's material cash requirements include the following contractual obligations:

Debt — Principal payments required on long-term debt outstanding at December 31, 2025, are $3.0 billion in 2026, $700 million in 2027, $653 million in 2028, $591 million in 2029, $650 million in 2030, and $7.4 billion in 2031 and thereafter. Interest payments required on long-term debt outstanding at December 31, 2025, are projected to be $485 million in 2026, $401 million in 2027, $395 million in 2028, $386 million in 2029, $377 million in 2030, and $4.3 billion in 2031 and thereafter.

Operating leases — As of December 31, 2025, estimated contractual obligations for operating lease payments were $1.4 billion, with $316 million due within 12 months.

In addition, Abbott enters into purchase commitments in the normal course of business to meet operational and capital expenditure requirements. The majority of outstanding purchase commitments generally do not extend past one year.

Contingent Obligations

Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

Business Acquisitions

On November 19, 2025, Abbott entered into a definitive agreement to acquire Exact Sciences Corporation (Exact Sciences), which is expected to enable Abbott to enter the cancer diagnostics market. The acquisition is subject to customary closing conditions, including the approval of Exact Sciences shareholders, and obtaining the required regulatory clearances. Under the terms of the agreement, Abbott will pay $105 per common share in cash at the completion of the transaction, representing a total equity value of approximately $21 billion and an estimated enterprise value of $23 billion. Abbott's financing contemplates absorption of Exact Sciences' estimated $1.8 billion of net debt.

On November 19, 2025, Abbott obtained a commitment for a 364-day senior unsecured bridge term loan facility for an amount not to exceed $20.0 billion in conjunction with its pending acquisition of Exact Sciences. While Abbott plans to fund this transaction with cash on hand and borrowings, the bridge facility will provide back-up financing.

On September 22, 2023, Abbott completed the acquisition of Bigfoot, which furthers Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. The purchase price, the final allocation of acquired assets and liabilities, and the revenue and net income contributed by Bigfoot since the date of acquisition are not material to Abbott's consolidated financial statements.

On April 27, 2023, Abbott completed the acquisition of Cardiovascular Systems, Inc. (CSI) for $20 per common share, which equated to a purchase price of $851 million. The transaction was funded with cash on hand and accounted for as a business combination. CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

The final allocation of the purchase price of the CSI acquisition resulted in the recording of two non-deductible developed technology intangible assets totaling $305 million; a non-deductible in-process research and development asset of $15 million, which will be accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation; non-deductible goodwill of $369 million; net deferred tax assets of $46 million and other net assets of $116 million. The goodwill is identifiable to the Medical Devices reportable segment and is attributable to expected synergies from combining operations, as well as intangible assets that do not qualify for separate recognition. Revenues and earnings of CSI included in Abbott's consolidated financial statements since the acquisition date are not material to Abbott's consolidated revenue and earnings.

Legislative Issues

Abbott's primary markets are highly competitive and subject to substantial government regulations throughout the world. Abbott expects debate to continue at all government levels worldwide over the manufacture, quality assurance requirements, marketing authorization processes, post-market surveillance requirements, availability, method of delivery, and payment for healthcare products and services, as well as data privacy and security. It is not possible to predict the extent to which Abbott or the healthcare industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, and Item 1A, Risk Factors.

Financial Review

Recently Issued Accounting Standards

Recently Adopted Accounting Standards

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an entity to disclose annually additional information related to the company's income tax rate reconciliation and income taxes paid during the period. The guidance is required to be applied prospectively with the option to apply the standard retrospectively. Abbott adopted the standard on January 1, 2025, and applied the guidance prospectively. The new standard did not have an impact on Abbott's consolidated financial statements, but required additional disclosures, as presented in Note 15 — Taxes on Earnings.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of required segment disclosures. The guidance is required to be applied retrospectively to all periods presented in the financial statements. Abbott adopted the standard on January 1, 2024. The new standard did not have an impact on Abbott's consolidated financial statements, but required additional disclosures, retrospectively applied to all periods presented in Note 16 — Segment and Geographic Area Information.

Recent Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Subtopic 220-40): Reporting Comprehensive Income – Expense Disaggregation Disclosures*, which requires an entity to disclose on an annual and interim basis, disaggregated information about specific income statement expense categories. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2027 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

Private Securities Litigation Reform Act of 1995 — A Caution Concerning Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors that may affect Abbott's operations are discussed in Item 1A, Risk Factors.

Financial Review

Performance Graph



This graph compares the change in Abbott's cumulative total shareholder return on its common shares with the Standard & Poor's 500 Index and the Standard & Poor's 500 Health Care Index.

— Abbott Laboratories
-- S&P 500 Index
••• S&P 500 Health Care

Assuming $100 invested on December 31, 2020 with dividends reinvested.

Summary of Selected Financial Data

(Dollars in millions except per share data)

Year Ended December 31		2025	2024	2023	2022	2021
Summary of Operations:						
Net Sales	$	44,328	41,950	40,109	43,653	43,075
Cost of products sold	$	21,001	20,584	19,941	21,155	20,584
Research & development	$	2,942	2,844	2,741	2,888	2,742
Selling, general, and administrative	$	12,332	11,697	10,949	11,248	11,324
Operating earnings	$	8,053	6,825	6,478	8,362	8,425
Interest expense	$	493	559	637	558	533
Interest income	$	(308)	(344)	(385)	(183)	(43)
Other (income) expense, net (a)	$	(598)	(403)	(438)	(319)	(276)
Earnings before taxes	$	8,466	7,013	6,664	8,306	8,211
Taxes on earnings from continuing operations	$	1,942	(6,389)	941	1,373	1,140
Earnings from continuing operations	$	6,524	13,402	5,723	6,933	7,071
Net earnings	$	6,524	13,402	5,723	6,933	7,071
Basic earnings per common share from continuing operations	$	3.73	7.67	3.28	3.94	3.97
Basic earnings per common share	$	3.73	7.67	3.28	3.94	3.97
Diluted earnings per common share from continuing operations	$	3.72	7.64	3.26	3.91	3.94
Diluted earnings per common share	$	3.72	7.64	3.26	3.91	3.94
Financial Positions:						
Working capital	$	9,500	9,499	8,829	9,735	11,134
Long-term investment securities	$	918	886	799	766	816
Net property & equipment	$	11,816	10,658	10,154	9,162	8,959
Total assets	$	86,713	81,414	73,214	74,438	75,196
Long-term debt, including current portion	$	12,929	14,125	14,679	16,773	18,050
Shareholders' investment	$	52,771	47,901	38,827	36,905	36,024
Book value per share	$	30.39	27.66	22.39	21.24	20.42
Other Statistics:						
Gross profit margin	%	52.6	50.9	50.3	51.5	52.2
Research and development to net sales	%	6.6	6.8	6.8	6.6	6.4
Net cash from operating activities	$	9,566	8,558	7,261	9,581	10,533
Capital expenditures	$	2,171	2,207	2,202	1,777	1,885
Cash dividends declared per common share	$	2.40	2.24	2.08	1.92	1.82
Common shares outstanding (in thousands)		1,736,599	1,731,697	1,734,076	1,737,795	1,764,082
Number of common shareholders		29,122	30,768	32,449	34,019	35,926
Market price per share – high	$	141.23	121.64	115.83	139.83	142.60
Market price per share – low	$	110.86	99.71	89.67	93.25	105.36
Market price per share – close	$	125.29	113.11	110.07	109.79	140.74

a) These amounts include debt extinguishment costs and net foreign exchange (gain) loss.

Directors and Corporate Officers

Directors

Nita Ahuja, M.D.
Dean of the University of Wisconsin School of Medicine and Public Health, Vice Chancellor of Medical Affairs, and professor in the Department of Surgery

Robert J. Alpern, M.D.
Ensign Professor of Medicine and Physiology and Professor of Internal Medicine and Cellular and Molecular Physiology, and Former Dean of Yale School of Medicine

Claire Babineaux-Fontenot
Chief Executive Officer, Feeding America

Sally E. Blount, Ph.D.
Chief Executive Officer, Catholic Charities of the Archdiocese of Chicago, and Michael L. Nemmers Professor of Strategy and Former Dean of the J.L. Kellogg Graduate School of Management at Northwestern University

Robert B. Ford
Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Paola Gonzalez
Vice President, Global Financial Planning and Analysis, The Clorox Company

Michelle A. Kumbier
President, Turf & Consumer Products, Briggs & Stratton, LLC

Darren W. McDew
Retired General, United States Air Force, and Former Commander of U.S. Transportation Command

Nancy McKinstry
Retired Chief Executive Officer and Chairman of the Executive Board, Wolters Kluwer N.V.

Michael G. O'Grady
Chairman and Chief Executive Officer, Northern Trust Corporation

Michael F. Roman
Retired Chairman of the Board, President and Chief Executive Officer, 3M Company

Daniel J. Starks
Retired Chairman, President and Chief Executive Officer, St. Jude Medical, Inc.

John G. Stratton
Retired Executive Chairman, Frontier Communications Parent, Inc.

Senior Management

Robert B. Ford*
Chairman of the Board and Chief Executive Officer

Philip P. Boudreau*
Executive Vice President, Finance and Chief Financial Officer

Elizabeth C. Cushman*
Executive Vice President, General Counsel and Secretary

Lisa D. Earnhardt*
Executive Vice President and Group President, Medical Devices

Mary K. Moreland*
Executive Vice President, Human Resources

Louis H. Morrone*
Executive Vice President, Core Diagnostics

Daniel Salvadori*
Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products

Christopher J. Scoggins*
Executive Vice President, Diabetes Care

Melissa D. Brotz
Senior Vice President, Public Affairs and Corporate Marketing

Christopher J. Calamari
Senior Vice President, U.S. Nutrition

Sabina Ewing
Senior Vice President, Business and Technology Services and Chief Information Officer

Sammy Karam
Senior Vice President, Established Pharmaceuticals, Global Commercial Operations

Brian Lehman
Senior Vice President, Core Laboratory Diagnostics, Commercial Operations

Scott M. Leinenweber
Senior Vice President, Licensing, Acquisitions and Ventures

Sandra Lesenfants
Senior Vice President, Structural Heart

Fernando Mateus
Senior Vice President, International Nutrition

Eric Shroff*
Senior Vice President, Rapid and Molecular Diagnostics

Julie L. Tyler
Senior Vice President, Abbott Vascular

Randel W. Woodgrift
Senior Vice President, Cardiac Rhythm Management

Uri Yaron
Senior Vice President, Electrophysiology

Corporate Vice Presidents

Alfredo Armengol
Vice President, Global Commercial Operations, Structural Heart

Elizabeth M. Balthrop
Vice President, Transfusion Medicine

Erica L. Battaglia
Vice President, Chief Ethics and Compliance Officer

Badia Boudaiffa
Vice President, North America Commercial Operations, Diabetes Care

Keith Cienkus
Vice President, Nutrition, Supply Chain

Asim Çifter
Vice President, Nutrition, Asia Pacific

Michael A. Comilla
Vice President, Investor Relations

Alison Davies
Vice President, Internal Audit

Thomas C. Evers
Vice President, Government Affairs

Rodrigo Ferreira
Vice President, EPD Latin America

John S. Frels
Vice President, Research and Development, Immunoassay/ Clinical Chemistry

Damian P. Halloran
Vice President, Infectious Disease, Rapid Diagnostics

Robert R. Kunkler
Vice President, Point of Care

Ryan Lakin
Vice President, Neuromodulation

John A. McCoy Jr.*
Vice President, Finance and Controller

Matt Mittino
Vice President, Molecular Diagnostics

Vivek Mohan
Vice President, Established Pharmaceuticals, India

Joseph L. Novak
Vice President, Taxes

Michaela Pardubicka-Jenkins
Vice President, Pediatric Nutrition

Joe Provost
Vice President, Commercial Operations, Electrophysiology

Ansgar Resch
Vice President, International Commercial Operations, Diabetes Care

Ric A. Schneider
Vice President, Chief Operations and Procurement Officer

Katharine Spayde
Vice President, Heart Failure

Thomas R. Stanis
Vice President, International Commercial Operations

Paul Tan
Vice President, Core Diagnostics, China

Marc Taub
Vice President, Technical Operations, Diabetes Care

James R. Wenner
Vice President, Treasurer

Monica J. Wilkins
Vice President, Regulatory, Quality, and Compliance

*Denotes executive officer

Shareholder and Corporate Information

Shares Listing

The ticker symbol for Abbott's common shares is ABT. The principal market for Abbott's common shares is the New York Stock Exchange. Shares are also listed on the NYSE Texas and traded on various regional and electronic exchanges. Outside the United States, Abbott's shares are listed on the Swiss Stock Exchange.

Quarterly Dividend Dates

Dividends are expected to be declared, recorded, and paid on the following schedule in 2026, pending approval by the Board of Directors:

Quarter	Declared	Recorded	Paid
First	2/20/26	4/15/26	5/15/26
Second	6/12/26	7/15/26	8/17/26
Third	9/17/26	10/15/26	11/16/26
Fourth	12/11/26	1/15/27	2/16/27

Tax Information for Shareholders

Abbott is an Illinois High Impact Business (HIB) through June 2043 and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F). Dividends may be eligible for a subtraction from base income for Illinois income-tax purposes. If you have any questions, please contact your tax advisor.

Dividend Reinvestment Plan

The Abbott Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent.

Dividend Direct Deposit

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, listed at right.

Direct Registration System

In August 2008, Abbott implemented a Direct Registration System (DRS) for all registered shareholder transactions. Shareholders will be sent a statement in lieu of a physical stock certificate for Abbott Laboratories common shares. Please contact the transfer agent, listed at right, with any questions.

Annual Meeting

The Annual Meeting of Shareholders will be held virtually at 8 a.m. Central Time on Friday, April 24, 2026. Questions regarding the Annual Meeting may be directed to the Corporate Secretary. A copy of Abbott's 2025 Form 10-K Annual Report, as filed with the U.S. Securities and Exchange Commission, is available on Abbott's website at www.abbott.com.

CEO and CFO Certifications

In 2025, Abbott's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Abbott's compliance with the New York Stock Exchange's corporate-governance listing standards. In addition, Abbott's CEO and chief financial officer (CFO) filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Abbott's public disclosures in its fiscal 2025 reports.

Investor Relations

Dept. 362, AP6D2
Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.
224-667-6100

Shareholder Services, Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940-3078
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BIOWEARABLE NOTES (pp. 12-13)

1. Fokkert, M. BMJ Open Diabetes Research and Care (2019). https://doi.org/10.1136/bmjdrc-2019-000809

2. Evans, M. Diabetes Therapy (2022). https://doi.org/10.1007/s13300-022-01253-9

3. Study was performed with the outside U.S. version of the *FreeStyle Libre* 14-day system. Data is applicable to *FreeStyle Libre* [2 or 3 as applicable} system, as feature sets are similar as *FreeStyle Libre* 14-day system, excluding alarms.

4. Data on File. Abbott Diabetes Care, Inc.

5. Data on file, Abbott Diabetes Care, Inc. Based on the number of users worldwide for the *FreeStyle Libre* portfolio compared to the number of users for other leading personal use sensor based glucose monitoring systems.

6. Miller, Brandner et al. HbA1c Reduction After Initiation of the *FreeStyle Libre* System in Type 2 Diabetes Patients on Long-Acting Insulin or Non-Insulin Therapy. https://doi.org/10.2337/db20-84-LB

7. Leelarathna et al (FLASH-UK): Leelarathna, L. New England Journal of Medicine (2022).

8. The *FreeStyle Libre* systems apps are only compatible with certain mobile devices and operating systems. Please check our website for more information about device compatibility before using the apps. Use of the *FreeStyle Libre* systems apps may require registration with LibreView.

9. *Libre Assist* is a feature within *Libre app* that uses generative artificial intelligence to provide information on how foods could impact your glucose levels. Generative artificial intelligence may not always be accurate, and it should not be used to make treatment decisions.

10. Predicted glucose impact is based on user-provided food data and may differ from actual impact, which depends on sensor readings and factors like activity, stress, medication, and alcohol. For personalized advice, consult your healthcare provider.

11. Personalized food suggestions are based on food preference information inputted by the user.

12. Based on the number of pump users having the ability to connect with *Libre* technology.

13. Based on product features including up to [14 or 15]-day wear period, automatic readings every minute, accuracy data, and single-app setup with AID systems.

14. Perreault L, et al. Regression from pre-diabetes to normal glucose regulation in the diabetes prevention program. Diabetes Care. 2009 Sep;32(9):15838. https://pubmed.ncbi.nlm.nih.gov/19587364/

15. Katula JA, et al. Effects of a Digital Diabetes Prevention Program: An RCT. Am J Prev Med. 2022;62(4):567-577. https://pubmed.ncbi.nlm.nih.gov/35151522/

NEUROMODULATION NOTES (pp. 14-15)

1. U.S. market only. Based off comparison to volumetric measurement of the following smallest rechargeable SCS IPGs in the U.S. market: Abbott *Eterna*™ SCS System, 13.6 cc; Boston Scientific‡ WaveWriter Alpha‡ 16, 20.1 cc; Medtronic‡ Inceptiv‡, 13.77 cc; Nevro‡ Senza‡ Omnia‡, 26 cc; Saluda‡ Evoke‡, 33 cc; Biotronik‡ Prospera‡, 29 cc. Sizing for *Eterna*™ SCS IPG is determined using engineering model measurement(s). Methods to calculate size may vary among manufacturers.

2. Anywhere with a cellular or Wi-Fi connection and sufficiently charged patient controller.

3. Deep Brain Stimulation (DBS) has not been approved by FDA for treatment-resistant depression (TRD) and the safety and effectiveness of DBS for TRD has not been established.

4. Upon implant of the *Liberta* RC DBS System, 37 days of therapy when programmed with standard (nominal) stimulation settings as described in device instructions for use. Recommended recharge frequency and duration for competitor rechargeable DBS systems described in their respective IFU or clinical studies, which may involve different patient populations and other variables. Not a head-to-head comparison of stimulation settings or clinical outcomes.

5. U.S. market only. Based off comparison to volume of the following smallest IPG offerings from U.S. DBS manufacturers: Abbott *Liberta* RC DBS System: 13.6cc, Boston Scientific‡ Vercise Genus‡ R16: 20.1cc and Medtronic‡ Percept‡ RC: 13.77cc.

6. Upon implant of the *Eterna* SCS System, approximately three hours five times per year (69 to 74 days between charges) or 1 hour per month (25 to 27 days between charges) at standard (nominal) settings for *BurstDR* programming: 30/90 dosing when programmed with amplitude of 0.6mA and all other *BurstDR* stimulation settings are left at default. Recommended recharge frequency and duration for competitor product described in their respective IFU or clinical studies, which may involve different patient populations and other variables. Not a head-to-head comparison of stimulation settings or clinical outcomes.

LABORATORY DIAGNOSTICS NOTE (pp. 28-29)

1. *Alinity n* is in development and not commercially available.

Abbott trademarks and products in-licensed by Abbott are shown in italics in the text of this report.

© 2026 Abbott Laboratories

Some statements in this annual report may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in our Securities and Exchange Commission 2024 Form 10-K and are incorporated by reference.

We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments, except as required by law.

The Abbott 2025 Annual Report cover and text are printed on recycled paper that contains a minimum of 10% post-consumer fiber and the financial pages on 30% post-consumer fiber.



FSC® www.fsc.org MIX Paper from responsible sources FSC® C012441

Back Cover:

ILIJA KEVO
Zagreb, Croatia
Alinity s



When Ilija was undergoing treatment for leukemia, he required many transfusions of donated blood. These were screened using Abbott's *Alinity s* analyzer. Today, Ilija is cancer-free.

ABBOTT